Filed Pursuant to Rule 424(b)(4)
File No. 333-137689

400,000 SHARES

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.

COMMON STOCK

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We are a reporting company under Section 13 of the Securities Exchange Act of 1934, as amended. However, our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. The American Stock Exchange has approved the listing of our common stock under the ticker symbol “KUN,” subject to official notice of issuance. The public offering price of our common stock is $3.50 per share.

The purchase of the securities involves a high degree of risk. See section entitled “Risk Factors” beginning on page 6.

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	Per Share	Total
Public offering price	$3.50	$1,400,000
Underwriting discounts and commissions	$0.35	$140,000
Proceeds, before expenses, to China Shenghuo Pharmaceutical Holdings, Inc.	$3.15	$1,260,000

The underwriters have a 60-day option to purchase up to 60,000 additional shares of common stock from us solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about June 19, 2007.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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WestPark Capital, Inc.

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The Date of This Prospectus Is: June 14, 2007

Above: Company headquarters in Kunming, China.

理血王
国药准字Z19990022
10小盒装
血塞通软胶囊
Xuesaitong Ruanjiaonang
昆明圣火制药有限责任公司
KUNMING SHENGHUO PHARMACEUTICAL CO.,LTD
国药准字Z19990022
血塞通软胶囊
Xuesaitong Ruanjiaonang
昆明圣火制药有限责任公司

Above: The Company’s main product, Xuesaitong Soft Capsules.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2
SUMMARY FINANCIAL DATA	5
RISK FACTORS	6
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	22
DIVIDEND POLICY	22
CAPITALIZATION	23
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	24
DILUTION	24
PRO FORMA FINANCIAL INFORMATION	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
DESCRIPTION OF BUSINESS	37
MANAGEMENT	48
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	53
BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	54
DESCRIPTION OF SECURITIES	57
SHARES ELIGIBLE FOR FUTURE SALE	60
UNDERWRITING	62
LEGAL MATTERS	64
EXPERTS	64
ADDITIONAL INFORMATION	64
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
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Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 6.

China Shenghuo Pharmaceutical Holdings, Inc.

We are primarily engaged in the research, development, manufacture, and marketing of pharmaceutical, nutritional supplement and cosmetic products. Almost all of our products are derived from the medicinal herb Panax notoginseng, also known as Sanqi, Sanchi or Tienchi. Panax notoginseng is a greyish-brown or greyish-yellow plant that only grows in a few geographic locations on Earth, one of which is Yunnan Province in southwest China, where we are located. The main root of Panax notoginseng are cylindrical shaped and are most commonly one to six centimeters long and one to four centimeters in diameter. Panax notoginseng saponins (PNS), the active ingredients in Panax notoginseng, are extracted from the plant using high-tech equipment and in accord with Good Manufacturing Practice (GMP) standards. Our main product, Xuesaitong Soft Capsules, accounted for more than 80% of our sales for the year ended December 31, 2006 and for more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007.

Since our establishment, we have focused primarily on the development of products to serve three major markets—cardiovascular and cerebrovascular disease, peptic ulcer disease and health products. Our goal has been to focus on the development of pharmaceutical products and over the counters products based on traditional Chinese medicines designed to address these areas.

We believe that our business has opportunities for growth through the following growth strategies:

•	New Product Development. We will continue to evaluate and develop additional product candidates to expand our pipeline where we perceive an unmet need and commercial potential.

•
Focus on Brand Development. We intend to build brand equity by expanding our relationships within the Chinese pharmaceutical industry and with professionals within the industry, especially with physicians and hospitals.

•
Domestic Growth (China). We intend to grow our internal marketing and sales function and increase our relationships with other national distributors to expand the distribution and presence of our non-prescription brands and cosmetics.

•	International Growth. We hope to continue to expand sales into other countries where our products could be affordable treatment options.

•	Growth of Cosmetics Market Share. We intend to focus on the expansion of our cosmetics product line and devote additional marketing and sales resources.

Corporate Information

We were incorporated in the State of Delaware on May 24, 2005. We were originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation. On August 31, 2006, we closed a share exchange transaction, described below, pursuant to which we (i) became the 93.75% parent of Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., a company formed under the laws of the People’s Republic of China (“Shenghuo China”), (ii) assumed the operations of Shenghuo China and its subsidiaries, and (iii) changed our name from SRKP 8, Inc. to China Shenghuo Pharmaceutical Holdings, Inc.

We operate through Shenghuo China and the three foreign owned subsidiaries of Shenghuo China that are also organized under the laws of the People’s Republic of China.

We are a reporting company under Section 13 of the Securities Exchange Act of 1934, as amended. However, our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. The American Stock Exchange has approved the listing of the shares of our common stock offered by this prospectus on the American Stock Exchange under the ticker symbol “KUN” subject to official notice of issuance.

Our corporate offices are located at No. 2, Jing You Road, Kunming National Economy & Technology Developing District, People’s Republic of China 650217.

Recent Events

Completion of Share Exchange

On June 30, 2006, we entered into a share exchange agreement (the “Exchange Agreement”) with Shenghuo China and Lan’s Int’l Medicine Investment Co., Limited, a Hong Kong corporation and shareholder holding 93.75% of the equity interest of Shenghuo China (“LIMI”). On August 11 and 28, 2006, the parties entered into Amendment No. 1 and 2 to the Exchange Agreement, respectively. Pursuant to the Exchange Agreement, as amended, we agreed to issue an aggregate of 16,255,400 shares of our common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China (the “Share Exchange”).

On August 31, 2006, the Share Exchange closed. Upon the closing of the Share Exchange, we (i) became the 93.75% parent of Shenghuo China, (ii) assumed the operations of Shenghuo China and its subsidiaries, and (iii) changed our name from SRKP 8, Inc. to China Shenghuo Pharmaceutical Holdings, Inc.

Principal Terms of the Share Exchange

Upon the closing of the Share Exchange, we issued an aggregate of 16,255,400 shares of our common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China. Pursuant to the Exchange Agreement, as amended, we issued 15,213,000 shares of common stock to LIMI and 567,600 and 474,800 shares of common stock to Marvel International Limited and FirstAlliance Financial Group, Inc., respectively, as designees of LIMI. In addition, at the closing of the Share Exchange, we issued 200,000 shares of our common stock and five year warrants to purchase 100,000 shares of our common stock at a per share exercise price of $2.50 for investor relations services (the “IR Securities”). Immediately following the closing of the Share Exchange and after giving effect to the issuance of the IR Securities, LIMI and its designees beneficially owned approximately 85.0% of our issued and outstanding common stock, our pre-existing shareholders owned approximately 3.5% and investors in the Private Placement (described below) conducted by us that closed concurrently with the Share Exchange owned approximately 10.5% of our outstanding common stock. We issued no fractional shares in connection with the Share Exchange. Immediately after the closing of the Share Exchange, we changed our corporate name from SRKP 8, Inc. to China Shenghuo Pharmaceutical Holdings, Inc.

FirstAlliance Financial Group, Inc. was hired by LIMI as a consultant to assist LIMI in selecting the right venue for the listing of the securities of our common stock, coordinating with various parties related to the share exchange transaction and assisting in the preparation of various documents. FirstAlliance’s services will be completed when we complete our listing process. Marvel International Limited acted as the finder in the share exchange transaction. Marvel’s service was completed when the share exchange was completed. Neither FirstAlliance nor Marvel is an affiliate of LIMI.

Immediately prior to the Share Exchange and Private Placement, certain of our shareholders agreed to cancel an aggregate of 2,036,000 shares of common stock such that there were 664,000 shares of common stock outstanding immediately prior to the Share Exchange and Private Placement. Immediately after the closing of the Share Exchange and Private Placement, and after giving effect to the issuance of the IR Securities, we had 19,119,400 outstanding shares of common stock and warrants to purchase 100,000 shares of our common stock.

Pursuant to the terms of the Share Exchange, we agreed to register a total of 664,000 shares of common stock held by our shareholders immediately prior to the Share Exchange. Of these 664,000 shares held by our shareholders, 348,600 shares would be covered by the resale registration statement filed in connection with the Private Placement (described below) and 315,400 shares, which are held by affiliates of Westpark Capital, Inc. (“WestPark”) are to be included in a subsequent registration statement filed by us within ten days after the end of the six month period that immediately follows the date on which we file the registration statement to register the shares issued in the Private Placement. WestPark acted as the placement agent in the Private Placement. We also agreed to register the IR Securities in the registration statement filed in connection with the Private Placement and to include 1,042,400 shares of common stock that were issued to FirstAlliance Financial Group, Inc. and Marvel International Limited as designees of LIMI upon the closing of the Share Exchange in the subsequent registration statement that we agreed to file to register the shares held by the affiliates of Westpark.

The transactions contemplated by the Exchange Agreement, as amended, were intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

The Private Placement

On August 31, 2006, concurrently with the close of the Share Exchange, we received gross proceeds of $1,800,000 in a private placement transaction (the “Private Placement”). Pursuant to subscription agreements entered into with the investors, we sold an aggregate of 2,000,000 shares of common stock at $0.90 per share. We agreed to file a registration statement covering the common stock sold in the private placement within 30 days of the closing of the Share Exchange pursuant to the subscription agreement with each investor. We filed the registration statement within that timeframe. The investors in the Private Placement also entered into a lock up agreement pursuant to which they agreed not to sell their shares until our common stock begins to be traded on either the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, after which their shares will automatically be released from the lock up on a monthly basis pro rata over a nine month period. After commissions and expenses, we received net proceeds of approximately $1.3 million in the Private Placement. WestPark acted as placement agent in connection with the Private Placement. For its services as placement agent, WestPark was paid a commission equal to 9.0% of the gross proceeds from the financing, in addition to a 2% non-accountable expense fee, for an aggregate amount fee of $198,000. Some of the controlling shareholders and control persons of WestPark were also, prior to the completion of the Share Exchange, controlling shareholders and control persons of our company, including Richard Rappaport, who is the Chief Executive Officer of WestPark and was the President and a significant shareholder of our company prior to the Share Exchange, and Anthony C. Pintsopoulos, who is the Chief Financial Officer of Westpark and was a controlling stockholder and an officer and director of our company prior to the Share Exchange. Each of Messrs. Rappaport and Pintsopoulos resigned from all of their executive and director positions with our company upon the closing of the Share Exchange.

The Offering

Common stock we are offering	400,000 shares (1)

Common stock outstanding after the offering	19,519,400 shares (2)

Offering Price	$3.50 per share

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes. See "Use of Proceeds" on page 22 for more information on the use of proceeds.

Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section.

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(1)
Excludes up to 60,000 shares that may be sold upon the underwriters’ over-allotment option. We have also concurrently registered for resale under a separate prospectus up to 2,648,600 shares of our common stock held by the selling stockholders named under the prospectus, including 100,000 shares that have been or may be acquired upon the exercise of warrants. None of these shares are being offered by us and we will not receive any proceeds from the sale of these shares. For additional information, see above under “Prospectus Summary - Recent Events - Principal Terms of the Share Exchange” and “- The Private Placement.”

(2)
Based on 19,119,400 shares of common stock issued and outstanding as of May 1, 2007. The number of shares of our common stock outstanding excludes 100,000 shares of our common stock issuable upon exercise of outstanding warrants.

SUMMARY FINANCIAL DATA

     The following is a summary of consolidated statements of operations data for us for the three months ended March 31, 2007 and 2006 (unaudited) and the years ended December 31, 2006 and 2005 and consolidated balance sheet data for us as of March 31, 2007 (unaudited) and December 31, 2006 and 2005. The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein. This information is only a summary. It does not necessarily represent or indicate what the financial position and results of operations of our company will be in the future.

	Three Months Ended March 31,		Years Ended December 31,
Consolidated Statements of Operations	2007	2006	2006	2005
	(unaudited)	(unaudited)

Sale of Products	$4,327,125	$4,472,521	$19,959,971	$11,066,783
Comprehensive Income	$1,558,911	$844,880	$3,177,556	$1,735,564
Basic and Diluted Earnings Per Share	$0.08	$0.05	$0.17	$0.10

		As of December 31,
Consolidated Balance Sheets	As of March 31, 2007	2006	2005
	(unaudited)
Total Current Assets	$21,199,077	$19,925,587	$10,429,658
Total Assets	30,033,751	28,759,983	19,598,445
Total Current Liabilities	17,889,005	20,856,525	14,619,666
Total Liabilities	20,472,667	20,856,525	17,096,944
Total Stockholders' Equity	9,077,301	7,518,391	2,170,050

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. If and when our common stock is traded, the trading price could decline due to any of these risks, and an investor may lose all or part of his investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting our company. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. With respect to this discussion, the terms “Shenghuo,” the “Company,” “we,” “us,” or “our” refer to China Shenghuo Pharmaceutical Holdings, Inc., our 93.75%-owned subsidiary Kunming Shenghuo Pharmaceutical (Group) Co., Ltd. (“Shenghuo China”) and the three foreign owned subsidiaries of Shenghuo China that are organized under the laws of the People’s Republic of China (“PRC” or “China”).

RISKS RELATED TO OUR OPERATIONS

Our Current Business Is Primarily Based On A Single Product, Which Currently Accounts For More Than 90% Of Our Revenues, And We May Not Be Able To Generate Significant Revenue If This Product Fails.

More than 80% of our revenue for the year ended December 31, 2006, and more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007, comes from a single product, Xuesaitong Soft Capsules, and our business may fail if this product fails. If we experience difficulties or obstacles in the manufacture and sale of the Xuesaitong Soft Capsules, or if our licenses and government approvals are revoked to sell the product, then we may not be able to generate significant revenues, our business may fail and you would lose all or part of your investment in our company.

We Rely On A Few Suppliers For Sanchi, The Primary Ingredient in Most of Our Products, And Any Disruption With Our Suppliers Could Delay Product Shipments And Have a Material Adverse Impact on Our Business Operations And Profitability.

Due to the limited availability of Sanchi, we currently rely on a small number of suppliers as our source for Sanchi, the primary raw material that is needed for us to produce our products. We believe that there are few alternative suppliers available to supply the Sanchi plant, and should any of our current suppliers terminate their business arrangements with us or increase their prices of materials supplied, it would delay product shipments and adversely affect our business operations and profitability. In addition, if the suppliers refused to sell Sanchi, or increased the sales prices of Sanchi, this would also have a material adverse impact on our results of operations.

If Our Primary Product Is Replaced By Other Medicines Or Is Removed From China’s Insurance Catalogue In The Future, Our Revenue Will Suffer Substantially.

Under Chinese regulations, patients purchasing medicines listed by China’s state and/or provincial governments in the Insurance Catalogue may be reimbursed, in part or in whole, by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in the Insurance Catalogue. Since 2005, the main product, Xuesaitong Soft Capsules, that we manufacture and sell is listed in the Insurance Catalogue. The content of the Insurance Catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to the Insurance Catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the Insurance Catalogue. Xuesaitong Soft Capsules accounted for more than 80% of our revenues for the year ended December 31, 2006, and for more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007, and if this product is replaced by other medicines or removed from the Insurance Catalogue in the future, our total revenue will suffer substantially.

We May Need To Raise Additional Capital To Fund Our Operations And Failure To Raise Additional Capital May Force Us To Delay, Reduce, Or Eliminate Our Product Development Programs.

Due to the large funds required for research and development and the subsequent marketing of products, the pharmaceutical industry is very capital intensive. The industry is characterized by large receivable turnovers, which could mean that we will need more working capital if our revenues increase. We have traditionally been committed to research and development and it is possible that we will need to raise additional capital within the foreseeable future. Additional capital may be needed for the development of new products or product lines, financing of general and administrative expenses, licensing or acquisition of additional technologies, and marketing of new or existing products. There are no assurances that we will be able to raise the appropriate amount of capital needed for our future operations. Failure to obtain funding when needed may force us to delay, reduce, or eliminate our product development programs.

We Make Cash Employee Advances To Our Sales Representatives, And If We Are Not Able To Collect On These Advances In A Timely Manner, Or At All, Then It Will Decrease The Amount Of Working Capital That We Have Available To Effectively Operate Our Business.

We have experienced a significant growth in the amount of outstanding employee advances, and if we are unable to collect such advances in a timely manner, or at all, it will reduce our available cash and restrict out ability to effectively operate our business. As of September 30, 2006, the gross amount of employee advances was $2.1 million and as of December 31, 2006 it was $4.6 million, an increase $2.5 million. We make cash advances to our sales representatives in an attempt to encourage and assist them in expanding the marketing and sales of our products into new regions. We employ a large number of sales representatives and, as a result, the aggregate amount advanced to sales representatives is a significant amount. By making such cash advances, we will not have advanced amounts to operate our business, harming our liquidity and forcing us to look to other, possibly unfavorable means, sources of capital to fund our operations. In addition, if we are unable to collect the amounts advanced, or if it takes a significant amount of time and resources to collect such advances, our results of operation may suffer, and the value of our stock may decline.

Our Three Largest Customers Account For A Significant Percentage of Our Sales. We Cannot Be Certain That These Sales Will Continue; If They Do Not, Our Revenues Will Likely Decline.

Our three largest customers accounted for approximately 21.7% and 32.1% of our sales for the year ended December 31, 2005 and the year ended December 31, 2006, respectively. We do not have any long-term contracts with these customers, each of whom orders only on a “purchase order” basis. There can be no assurances that any of these customers will continue to purchase products from us. The loss of any or all of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.

The Failure To Manage Growth Effectively Could Have An Adverse Effect On Our Business, Financial Condition, And Results Of Operations.

The rapid market growth, if any, of our pharmaceutical products may require us to expand our employee base for managerial, operational, financial, and other purposes. As of March 31, 2007, we had 438 full-time, salaried employees, in addition to our employment over 400 sales representatives who are paid on a commission basis. The continued future growth will impose significant added responsibilities upon the members of our management to identify, recruit, maintain, integrate, and motivate new employees. Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we need increased liquidity to finance the purchases of raw materials and supplies, research and development of new products, acquisition of new businesses and technologies, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and control. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability.

Our Planned Expansion Of Sales Into Overseas Markets Could Fail, Reduce Operating Results And/Or Expose Us To Increased Risks Associated With Different Market Dynamics And Competition In Any Of The Foreign Countries Where We Attempt To Sell Our Products.

We would face many new obstacles in our planned expansion of product sales in overseas markets. These markets are untested for our products and we face risks in expanding our business overseas, which include differences in regulatory product testing requirements, patent protection, taxation policy, legal systems and rules, marketing costs, fluctuations in currency exchange rates and changes in political and economic conditions. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not successful in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability.

We Are Dependent On Certain Key Personnel And Loss Of These Key Personnel Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and pharmaceutical factory operational expertise of key personnel. Gui Hua Lan, our Chief Executive Officer, Zheng Yi Wang, our Executive Director of Exports, Feng Lan, our President, Lei Lan, our Executive Director of Sales, and Qiong Hua Gao, our Chief Financial Officer, perform key functions in the operation of our business. There can be no assurance that we will be able to retain these officers after the term of their employment contracts expire. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations. We must attract, recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. We cannot assure that we will be able to hire or retain such employees.

Our Business And The Success Of Our Products Could Be Harmed If We Are Unable To Maintain Our Brand Image.

We believe that establishing and strengthening our Lixuwang brand is critical to achieving widespread acceptance of our products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the Chinese pharmaceutical market with competing products. Our ability to promote and position our Lixuwang brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer service. These activities are expensive and we may not generate a corresponding increase in sales to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to maintain or increase our sales or revenue.

We Face Intense Competition In The Pharmaceutical Industry And Such Competition Could Cause Our Sales Revenue And Profits To Decline.

The pharmaceutical industry both within China and globally is intensely competitive and is characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. We face intense competitors that will attempt to create or are marketing products in the PRC that are similar to our products. Our competitors, both domestic and international, include large pharmaceutical companies, universities, and public and private research institutions that currently engage in or may engage in efforts related to the discovery and development of new pharmaceuticals. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. There can be no assurance that our products will be either more effective in their therapeutic abilities and/or be able to compete in price with that of our competitors. Failure to do either of these may result in decreased profits.

If Our Pharmaceutical Products Fail To Receive Regulatory Approval Or Are Severely Limited In These Products’ Scope Of Use, We May Be Unable To Recoup Considerable Research And Development Expenditures.

The production of our pharmaceutical products is subject to the regulatory approval of the State Food and Drug Administration (SFDA) in China. The regulatory approval procedure for pharmaceuticals can be quite lengthy, costly, and uncertain. Depending upon the discretion of the SFDA, the approval process may be significantly delayed by additional clinical testing and require the expenditure of resources not currently available; in such an event, it may be necessary for us to abandon our application. Even where approval of the product is granted, it may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use. If approval of our product is denied, abandoned, or severely limited in terms of the scope of products use, it may result in the inability to recoup considerable research and development expenditures.

Currently, two of our products, Wei Dingkang Soft Capsules and Dencichine Hemostat, have pending applications with the SFDA. Phase II clinical testing for Wei DingKang Soft Capsules is almost complete. Dencichine Hemostat completed a second review and was required to undergo neurotoxicity testing. The Chinese Military Medical Institute will perform these tests. The risk is that if we do not receive timely approval for either of these drugs, then production will be delayed and sales of the products cannot be planned for.

If All Or A Significant Portion Of Our Customers With Trade Receivables Fail To Pay All Or Part Of The Trade Receivables Or Delay The Repayment, Our Net Income Will Decrease And Our Profitability Will Be Adversely Affected.

We had trade receivables, net of allowance for doubtful accounts, of approximately $11.9 million (unaudited) as of March 31, 2007. The standard credit period for most of our new clients is two months. For certain clients, such as long-standing clients or large clients, we will extend the credit period. Currently, most of our clients have established a long-term corporate relationship with us, so their credit periods are generally six months. Within the medical industry in China, the collection period is generally longer than for other industries. Our estimated average collection period for the year ended December 31, 2006 was 150 days. There is no assurance that our trade receivables will be fully repaid on a timely basis. If all or a significant portion of our customers with trade receivables fail to pay all or part of the trade receivables or delay the payment due to us for whatever reason, our net profit will decrease and our profitability will be adversely affected.

Our Success Is Highly Dependent On Continually Developing New And Advanced Products, Technologies, And Processes And Failure To Do So May Cause Us To Lose Our Competitiveness In The Pharmaceutical Industry And May Cause Our Profits To Decline.

To remain competitive in the pharmaceutical industry, it is important to continually develop new and advanced products, technologies, and processes. There is no assurance that our competitors’ new products, technologies, and processes will not render our existing products obsolete or non-competitive. Our competitiveness in the pharmaceutical market therefore relies upon our ability to enhance our current products, introduce new products, and develop and implement new technologies and processes. The research and development of new products and technologies is costly and time consuming, and there are no assurances that our research and development of new products will either be successful or completed within the anticipate timeframe, if ever at all. Our failure to technologically evolve and/or develop new or enhanced products may cause us to lose our competitiveness in the pharmaceutical industry and may cause our profits to decline.

If We Fail To Develop New Products With High Profit Margins And Our High Profit Margin Products Are Substituted By Competitor’s Products, Our Gross And Net Profit Margins Will Be Adversely Affected.

For the year ended December 31, 2006 and the three months ended March 31, 2007, the gross profit margin for our products was approximately 67.9% and 73.6% (unaudited), respectively. However, there is no assurance that we will be able to sustain such profit margins in the future. The pharmaceutical industry is very competitive, and there may be pressure to reduce sale prices of products without a corresponding decrease in the price of raw materials. In addition, the medical industry in China is highly competitive and new products are constantly being introduced to the market. In order to increase the sales of our products and expand our market, we may be forced to reduce prices in the future, leading to a decrease in gross profit margin. To the extent that we fail to develop new products with high profit margins and our high profit margin products are substituted by competitors’ products, our gross profit margins will be adversely affected.

The Commercial Success Of Our Products Depends Upon The Degree Of Market Acceptance Among The Medical Community And Failure To Attain Market Acceptance Among The Medical Community May Have An Adverse Impact On Our Operations And Profitability.

The commercial success of our products depends upon the degree of market acceptance among the medical community, such as hospitals and physicians. Even if our products are approved by the SFDA, there is no assurance that physicians will prescribe or recommend our products to patients. Furthermore, a product’s prevalence and use at hospitals may be contingent upon our relationship with the medical community. The acceptance of our products among the medical community may depend upon several factors, including but not limited to, the product’s acceptance by physicians and patients as a safe and effective treatment, cost effectiveness, potential advantages over alternative treatments, and the prevalence and severity of side effects. Failure to attain market acceptance among the medical community may have an adverse impact on our operations and profitability.

Our Primary Product Is Subject To Price Controls By The China Government, Which May Affect Both Our Revenues And Net Income.

The laws of the PRC provide for the government to fix and adjust prices. During the year ended December 31, 2006 and the three months ended March 31, 2007, our primary product Xuesaitong Soft Capsules was subject to price controls which affected our gross profit, gross margin and net income. It is possible that additional products may be subject to price control, or that price controls may be increased in the future. To the extent that we are subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales will be limited and it may face no limitation on our costs. Further, if price controls affect both our revenue and costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.

Our Certificates, Permits, And Licenses Related To Our Pharmaceutical Operations Are Subject To Governmental Control And Renewal And Failure To Obtain Renewal Will Cause All Or Part Of Our Operations To Be Terminated.

We are subject to various PRC laws and regulations pertaining to the pharmaceutical industry. We have attained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We also obtained pharmaceutical products and health food GMP certificates. The pharmaceutical production permit and GMP certificates are valid for a term of five years and the health food certifications are valid for four year terms, and each must be renewed before their expiration. We originally obtained our Medicine Production Permit on November 4, 1996, which is valid until December 31, 2010. The Medicine Production Permit applies to products described as tablet, granule, capsule, soft capsule, powder, ointment and medicinal. If the permit expires without renewal, we will not be able to operate medicine production which will cause our operations to be terminated. We intend to apply for a renewed Medicine Production Permit before our current production permit expires on December 31, 2010.

We hold numerous GMP certificates that expire, as follows:

•	a GMP certificate for ointment products that expires on June 12, 2011;

•	a GMP certificate for powder products that expires on April 21, 2009;

•	a GMP certificate for products in the form of tablet, granule, capsule, and soft capsule that expires on August 21, 2007; and

•	a GMP certificate for health food products in the form of tablets, capsules, soft capsules, and granules that expires on October 13, 2009.

We intend to apply for renewal of these GMP certificates prior to expiration. During the renewal process, we will be re-evaluated by the appropriate governmental authorities and must comply with the then prevailing standards and regulations which may change from time to time. In the event that we are not able to renew the certificates, permits and licenses, all or part of our operations may be terminated. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our operation and profitability.

We Cannot Guarantee The Protection Of Our Intellectual Property Rights And If Infringement Or Counterfeiting Of Our Intellectual Property Rights Occurs, Our Reputation And Business May Be Adversely Affected.

To protect the reputation of our products, we have registered and applied for registration of our trademarks in the PRC where we have a major business presence. Our products are sold under these trademarks. There is no assurance that there will not be any infringement of our brand name or other registered trademarks or counterfeiting of our products in the future. Should any such infringement or counterfeiting occur, our reputation and business may be adversely affected. We may also incur significant expenses and substantial amounts of time and effort to enforce our intellectual property rights in the future. Such diversion of our resources may adversely affect our existing business and future expansion plans.

We Enjoy Certain Preferential Tax Concessions And Loss Of These Preferential Tax Concessions Will Cause Our Tax Liabilities To Increase And Our Profitability To Decline.

We enjoy preferential tax concessions in the PRC as a high-tech enterprise. Pursuant to the State Council’s Regulations on Encouraging Investment in and Development, we were granted a reduction in our income tax rate and has had an income tax rate of 15% since 2003. We are currently applying for a more favorable tax rate under which we could pay no income taxes for the two years and half of our current rate for the three years thereafter. If the application is not successful, the income tax rate for us will be 15%. In addition, there is no assurance that the preferential tax treatment in the PRC will remain unchanged and effective. Our tax liabilities will increase and our profits may accordingly decline if our reduced income tax rate is no longer applicable and/or the tax relief on investment in PRC is no longer available.

Additionally, the PRC Enterprise Income Tax Law (the “EIT Law”) was enacted on March 16, 2007. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and cancel several tax incentives enjoyed by foreign-invested enterprises. However, for foreign-invested enterprises established before the promulgation of the EIT Law, a five-year transition period is provided during which reduced rates will apply but gradually be phased out. Since the PRC government has not announced implementation measures for the transitional policy with regards to such preferential tax rates, we cannot reasonably estimate the financial impact of the new tax law to us at this time. Further, any future increase in the enterprise income tax rate applicable to us or other adverse tax treatments, such as the discontinuation of preferential tax treatments for high and new technology enterprises altogether, would have a material adverse effect on our results of operations and financial condition.

We Do Not Carry Insurance To Cover Any Losses Due To Fire, Casualty Or Theft At Our Production Facility Located In Kunming, China.

We have not obtained fire, casualty and theft insurance, and there is no insurance coverage for our raw materials, goods and merchandise, furniture and equipment and production facility in China. Any losses incurred by us will have to be borne by us without any assistance, and we may not have sufficient capital to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects.

We May Suffer As A Result Of Product Liability Or Defective Products.

We may produce products which inadvertently have an adverse pharmaceutical effect on the health of individuals despite proper testing. Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims. However, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products.

We Rely On The Cooperation With Research Laboratories And Universities, And If These Institutions Cease To Cooperate With Us And We Cannot Find Other Suitable Substitute Research And Development Partners, Our Ability To Develop New Products May Be Hindered And Our Business May Be Adversely Affected.

We cooperate with several research institutions including the Shijia Research Center of Beijing University. We rely to a certain extent on these institutions for our development of new products. There is no assurance that these institutions will continue cooperating with us to develop new products. In the event that these institutions cease to cooperate with us and it cannot find other suitable substitute research and development partners, our ability to develop new products may be hindered and our business may be adversely affected.

RISKS RELATED TO CONDUCTING BUSINESS IN CHINA

All Of Our Assets Are Located In China And Substantially All Of Our Revenues Are Derived From Our Operations In China, And Changes In The Political And Economic Policies Of The PRC Government Could Have A Significant Impact Upon The Business We May Be Able To Conduct In The PRC And Our Results Of Operations And Financial Condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC has operated as a socialist state since the mid-1900s and is controlled by the Communist Party of China. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. The PRC has only permitted provincial and local economic autonomy and private economic activities since 1988. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy, particularly the pharmaceutical industry, through regulation and state ownership. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under our current leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

The PRC Laws And Regulations Governing Our Current Business Operations Are Sometimes Vague And Uncertain. Any Changes In Such PRC Laws And Regulations May Have A Material And Adverse Effect On Our Business.

The PRC’s legal system is a civil law system based on written statutes, in which system decided legal cases have little value as precedents unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We are considered a foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find that we are in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

The Foreign Currency Exchange Rate Between U.S. Dollars And Renminbi Could Adversely Affect Our Financial Condition.

To the extent that we need to convert dollars into Renminbi for our operational needs, our financial position and the price of our common stock may be adversely affected should the Renminbi appreciate against the U.S. dollar at that time. Conversely, if we decide to convert our Renminbi into dollars for the operational needs or paying dividends on our common stock, the dollar equivalent of our earnings from our subsidiary in China would be reduced should the dollar appreciate against the Renminbi.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China’s current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the dollar.

Inflation In The PRC Could Negatively Affect Our Profitability And Growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past decade, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as approximately minus 2%. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. In April 2006, the People’s Bank of China raised the interest rate again. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Recent PRC Regulations Relating To Acquisitions Of PRC Companies By Foreign Entities May Create Regulatory Uncertainties That Could Restrict Or Limit Our Ability To Operate. Our Failure To Obtain The Prior Approval Of The China Securities Regulatory Commission, Or The CSRC, For This Offering And The Listing And Trading Of Our Common Stock On The American Stock Exchange Could Have A Material Adverse Effect On Our Business, Operating Results, Reputation And Trading Price Of Our Common Stock, And May Also Create Uncertainties For This Offering.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities for equity interests or assets of the foreign entities.

In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth therein may result in restrictions on our PRC resident shareholders and subsidiaries. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

In addition, on August 8, 2006, the Ministry of Commerce (“MOFCOM”), joined by the State-Owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration for Industry and Commerce, CSRC and SAFE, amended and released the Provisions for Foreign Investors to Merge and Acquire Domestic Enterprises, new foreign-investment rules which took effect September 8, 2006, superseding much, but not all, of the guidance in the prior SAFE circulars. These new rules significantly revise China’s regulatory framework governing onshore-offshore restructurings and how foreign investors can acquire domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Specifically, this regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Tianyuan Law Firm, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our Common Stock on the American Stock Exchange does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Common Stock offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our Common Stock.

These new rules may significantly affect the means by which offshore-onshore restructurings are undertaken in China in connection with offshore private equity and venture capital financings, mergers and acquisitions. It is expected that such transactional activity in China in the near future will require significant case-by-case guidance from MOFCOM and other government authorities as appropriate. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure its domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of the SAFE notices and new rules. Our business operations or future strategy could be adversely affected by the SAFE notices and the new rules. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities.

Failure To Comply With The United States Foreign Corrupt Practices Act Could Subject Us To Penalties And Other Adverse Consequences.

Upon completion of the Share Exchange, we became subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Any Recurrence Of Severe Acute Respiratory Syndrome, Avian Flu, Or Another Widespread Public Health Problem, In The PRC Could Adversely Affect Our Operations.

A renewed outbreak of Severe Acute Respiratory Syndrome, Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where all of our sales occur, could have a negative effect on our operations. Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of some of our manufacturing facilities, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

A Downturn In The Economy Of The PRC May Slow Our Growth And Profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business, especially if it results in either a decreased use of our products or in pressure on us to lower our prices.

We May Have Difficulty Establishing Adequate Management, Legal And Financial Controls In The PRC.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent it from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

You May Experience Difficulties In Effecting Service Of Legal Process, Enforcing Foreign Judgments Or Bringing Original Actions In China Based Upon U.S. laws, Including The Federal Securities Laws Or Other Foreign Laws Against Us Or Our Management.

All of our current operations are conducted in China. Moreover, all of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

RISKS RELATED TO OUR CAPITAL STRUCTURE

There Is No Current Trading Market For Our Common Stock, And There Is No Assurance Of An Established Public Trading Market, Which Would Adversely Affect The Ability Of Our Investors To Sell Their Securities In The Public Market.

Our common stock is not currently listed or quoted for trading on any national securities exchange or national quotation system. The American Stock Exchange (“AMEX”) has approved the listing of the shares of our common stock offered by this prospectus under the ticker symbol “KUN,” subject to official notice of issuance. There is no guarantee that AMEX, or any other exchange or quotation system, will approve the listing of additional shares of our common stock in the future or that we will be able to maintain our listing on AMEX. If we fail to maintain a listing on AMEX, we may seek quotation on the OTC Bulletin Board. The NASD has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than AMEX. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for AMEX. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Shares Eligible For Future Sale May Adversely Affect The Market Price Of Our Common Stock, As The Future Sale Of A Substantial Amount Of Outstanding Stock In The Public Marketplace Could Reduce The Price Of Our Common Stock.

Pursuant to the terms of the Share Exchange, we agreed to file a registration statement with the Securities and Exchange Commission to register a total of 2,000,000 shares of common stock issued in an equity financing that was conducted in connection with the Share Exchange in August 2006. The registration statement must be filed within 30 days of the closing of the Share Exchange. The investors in the Private Placement also entered into a lock up agreement pursuant to which they agreed not to sell their shares until our common stock begins to be traded on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, after which their shares will automatically be released from the lock up on a monthly basis. We also agreed to register the IR Securities, which consist of 200,000 shares of our common stock and five-year warrants to purchase 100,000 shares of our common stock at a per share exercise price of $2.50, in the registration statement filed in connection with the Private Placement. In addition, we agreed to register all of the 664,000 shares of common stock held by our shareholders immediately prior to the Share Exchange. Of these 664,000 shares, 348,600 shares would be covered by the registration statement filed in connection with the Private Placement and 315,400 shares that are held by affiliates of Westpark Capital, Inc. would be included in a subsequent registration statement filed by us within ten days after the end of the six month period that immediately follows the date on which we file the registration statement to register the shares issued in the Private Placement. We also agreed to register 1,042,400 shares of common stock that were issued to FirstAlliance Financial Group, Inc. and Marvel International Limited as designees of the former shareholder of Shenghuo China upon the closing of the Share Exchange in the subsequent registration statement that we will file to register the shares held by the affiliates of Westpark Capital, Inc. All of the shares included in an effective registration statement as described above may be freely sold and transferred except if subject to a lock up agreement.

Additionally, following the Share Exchange, the former stockholder of Shenghuo China may be eligible to sell all or some of our shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. As of the closing of the Share Exchange, 1% of our issued and outstanding shares of common stock was approximately 191,194 shares. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Following The Share Exchange, The Former Principal Stockholder Of Shenghuo China Has Significant Influence Over Us.

Our largest shareholder, Lan’s Int’l Medicine Investment Co., Limited, or LIMI, beneficially owns or controls approximately 80% of our outstanding shares as of the close of the Share Exchange. Gui Hua Lan, our Chief Executive Officer, Feng Lan, our President, and Zheng Yi Wang, our Executive Director of Exports, are directors and have voting and investment control over the shares owned by LIMI. In addition, Gui Hua Lan, Feng Lan and Zheng Yi Wang owns 62.2%, 5.0% and 1.3%, respectively, of LIMI’s issued and outstanding shares. Other of our officers and directors hold equity interests in LIMI. LIMI has controlling influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. LIMI also has the power to prevent or cause a change in control. In addition, without the consent of LIMI, we could be prevented from entering into transactions that could be beneficial to it. The interests of LIMI may differ from the interests of our other shareholders.

The Interests Of The Existing Minority Shareholder In Shenghuo China May Diverge From Our Own Interests And This May Adversely Affect Our Ability To Manage Shenghuo China.

Shenghuo China, our principal operating subsidiary, is an equity joint venture in which we directly own a 93.75% interest and SDIC Venture Capital Investment, Co., Ltd., or SDIC, a state-owned investment company, owns the remaining 6.25% interest. SDIC’s interest may not be aligned with our interest at all times. If our interests diverge, SDIC may exercise its right under PRC laws to protect its own interest, which may be adverse to us and our investors. For example, under China’s joint venture regulations, unanimous approval of members of a joint venture’s (such as Shenghuo China) board of directors who are present at a board meeting is required for any amendment to the joint venture’s articles of association, the termination or dissolution of the joint venture company, an increase or decrease in the registered capital of the joint venture company or a merger or de-merger of the joint venture. Accordingly, SDIC has the ability to block any action that requires unanimous board approval. Further, should we wish to transfer our equity interest in Shenghuo China, in whole or in part, to a third-party, SDIC has a right of first refusal under China’s joint venture regulations.

In addition to our statutory rights as a minority shareholder, SDIC has additional rights under the joint venture contract and under the articles of association of Shenghuo China. The joint venture contract and articles of association require the consent of each of Shenghuo China’s shareholders and/or unanimous board approval on matters such as a major change in the business line of the company and expansion or amendment of the business scope of the company.

SDIC has thus far been cooperative with us in handling matters with respect to the business of Shenghuo China. There is no assurance, however, that SDIC will continue to act in a cooperative manner in the future.

The Ability Of Our Chinese Operating Subsidiaries To Pay Dividends May Be Restricted Due To Our Corporate Structure.

Substantially all of our operations are conducted in China and substantially all of our revenues are generated in China. As an equity joint venture, Shenghuo China is required to establish reserve funds and staff and workers’ bonus and welfare funds, each of which is appropriated from net profit after taxation but before dividend distributions in accordance with Chinese law. Shenghuo China is required to allocate at least 10% of our net profits to the reserve fund until the balance of this fund has reached 50% of Shenghuo China’s registered capital.

In addition, the profit available for distribution from our Chinese subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future and limitations on distributions of the profits of Shenghuo China could negatively affect our financial condition and assets, even if our GAAP financial statements indicate that our operations have been profitable.

We May Not Be Able To Achieve The Benefits We Expected To Result From The Share Exchange.

On June 30, 2006, we entered into the Exchange Agreement, as amended on August 11 and 28, 2006, with the 93.75% shareholder of Shenghuo China pursuant to which we agreed to acquire 93.75% of the equity interest of Shenghuo China in exchange for shares of our common stock. On August 31, 2006, the Share Exchange closed, Shenghuo China became our 93.75%-owned subsidiary and our sole business operations became that of Shenghuo China. Also, the management and directors of Shenghuo China became the management and directors of us and we changed our corporate name to China Shenghuo Pharmaceutical Holdings, Inc.

The Share Exchange was effected for various reasons, including:

•	access to the capital markets of the United States;

•	the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that may eventually be traded;

•	the ability to use registered securities to make acquisition of assets or businesses;

•	increased visibility in the financial community;

•	enhanced access to the capital markets;

•	improved transparency of operations; and

•	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange will be realized in respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

If We Fail To Maintain Effective Internal Controls Over Financial Reporting Or Effective Disclosure Controls and Procedures, The Price Of Our Common Stock May Be Adversely Affected.

Our internal control over financial reporting or disclosure controls and procedures may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting and disclosure controls and procedures. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting or disclosure controls and procedures may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting, disclosure controls and procedures or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure controls and procedures may have an adverse impact on the price of our common stock.

As of March 31, 2007, our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO) performed an evaluation of our disclosure controls and procedures and concluded that our disclosure controls and procedures had significant deficiencies that caused our controls and procedures to be ineffective. These deficiencies consisted of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews, as well as deficiencies in the recording and classification of accounting transactions and a lack of personnel with expertise in US generally accepted accounting principles and US Securities and Exchange Commission rules and regulations. We may be forced to expend a significant amount of funds to address these deficiencies, and there is no guarantee that we will be able to resolve these deficiencies, which may result in an adverse impact on the price of our common stock.

Compliance With Changing Regulation Of Corporate Governance And Public Disclosure Will Result In Additional Expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act Of 2002 Are Uncertain, And If We Fail To Comply In A Timely Manner, Our Business Could Be Harmed And Our Stock Price Could Decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company’s independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2007 fiscal year and the attestation requirement of management’s assessment by our company’s independent registered public accountants will first apply to our annual report for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and it may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

Our Common Stock May Be Considered A “Penny Stock,” And Thereby Be Subject To Additional Sale And Trading Regulations That May Make It More Difficult To Sell.

Our common stock, which is not currently listed or quoted for trading, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”) once, and if, it starts trading. Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We Do Not Foresee Paying Cash Dividends In The Foreseeable Future.

We currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. As a result, you should not rely on an investment in our securities if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statement that are not purely historical and that are “forward-looking statements”. Such forward-looking statements include, but are not limited to, statements regarding our company’s and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the Share Exchange. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	our reliance on one product for over 90% of our revenues;

•	our reliance on one supplier for Sanchi, a scarce plant that is the primary ingredient in almost all of our products;

•	our ability to develop and market new products;

•	our ability to establish and maintain a strong brand;

•	continued maintenance of certificates, permits and licenses required to conduct business in China;

•	protection of our intellectual property rights;

•	market acceptance of our products;

•	changes in the laws of the PRC that affect our operations;

•	any recurrence of severe acute respiratory syndrome or avian flu;

•	our ability to obtain all necessary government certifications and/or licenses to conduct our business;

•	development of a public trading market for our securities;

•	cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

•
other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”

The risks included above are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and operating results. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and we cannot predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to this prospectus with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

The net proceeds from the sale of the 400,000 shares of common stock in the offering will be approximately $971,000, after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $1.2 million.

The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets. The net proceeds will be used for general corporate purposes. We cannot specify with certainty the particular uses for the net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. We have no current intentions to acquire any other businesses. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2007, on an actual basis and as adjusted basis to reflect our receipt of estimated net proceeds from the sale of 400,000 shares of common stock (excluding the 60,000 shares which the underwriters have the option to purchase to cover over-allotments, if any) in this offering at a public offering price of $3.50 per share and after deducting estimated underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and estimated offering expenses of approximately $247,257.

You should read this table in conjunction with “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2007
	Actual	As adjusted
	(unaudited)	(unaudited)
	(in thousands except share data)
Minority Interest	$484	$484
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares outstanding at March 31, 2007	--	--
Common stock, $0.0001 par value, 100,000,000 shares authorized, 19,119,400 shares outstanding at March 31, 2007, and 19,519,400 shares issued and outstanding on an as-adjusted basis at March 31, 2007(1)	2	2
Additional paid-in-capital	4,829	5,800
Retained earnings	3,792	3,792
Statutory reserves	147	147
Other comprehensive income, foreign currency translation	307	307
Total stockholders’ equity	9,077	10,048
Total capitalization	$9,561	$10,532
_________
(1)
The number of our shares of common stock shown above to be outstanding after this offering is based on 19,119,400 shares outstanding as of March 31, 2007. This information excludes 100,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.50 per share.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has never been a public trading market for our common stock and our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. The American Stock Exchange has approved the listing of our common stock under the ticker symbol “KUN,” subject to official notice of issuance. As of May 1, 2007, we had 49 registered stockholders.

DILUTION

If you invest in our shares of common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of March 31, 2007, was $8.2 million, or $0.43 per share. Based on our sale of 400,000 shares of common stock in this offering at a public offering price of $3.50 per share, and after deducting the underwriting discount and commissions, the underwriter’s non-accountable expense allowance and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2007 would have been $9.2 million, or $0.47 per share. This represents an immediate increase in net tangible book value of $0.04 per share to our existing shareholders and an immediate dilution of $3.03 per share to the new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Public offering price per share		$3.50
Net tangible book value per share before the offering	$0.43
Increase per share attributable to new public investors	$0.04

Net tangible book value per share after this offering		0.47

Dilution per share to new public investors		$3.03

The following table sets forth, on an as adjusted basis as of March 31, 2007, the difference between the number of shares of common stock purchased from China Shenghuo Pharmaceutical Holdings, Inc., the total cash consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and estimated offering expenses payable by us, using the public offering price of $3.50 per share of common stock:

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing shareholders	19,119,400	98.0%	$4,237	75.2%	$0.22

New investors	400,000	2.0%	$1,400	24.8%	$3.50

Total	19,519,400	100%	$5,637	100%

The total consideration amount for shares of common stock held by our existing shareholders includes total cash paid for our outstanding shares of common stock as of March 31, 2007 (i) but excludes the value of securities that we have issued for services and (ii) is decreased by the common stock amount and additional paid-in capital related to the conversion of common shares to minority interest. Please refer to the Consolidated Statements of Stockholders’ Equity on page F-5 of the consolidated financial statements contained in this prospectus.

If the underwriters’ over-allotment option of 60,000 shares is exercised in full, the number of shares held by existing shareholders will be reduced to 97.7% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 460,000 shares, or 2.3%, of the total number of shares of common stock outstanding after this offering.

The discussion and tables above is based on 19,119,400 shares of common stock issued and outstanding as of March 31, 2007. This information excludes 100,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.50 per share. To the extent that these warrants are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

PRO FORMA FINANCIAL INFORMATION

The acquisition of Shenghuo China by us pursuant to the Share Exchange Transaction was accounted for as a recapitalization by us. The recapitalization was, at the time of the Share Exchange, the merger of a private operating company (Shenghuo China) into a non-operating public shell corporation (us) with nominal net assets and as such is treated as a capital transaction, rather than a business combination. As a result no goodwill is recorded. The transaction is the equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation. The pre-acquisition financial statements of Shenghuo China are treated as the historical financial statements of the consolidated companies. The financial statements presented reflect the change in capitalization for all periods presented, therefore the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Shenghuo China in earlier periods due to the recapitalization.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included in this prospectus.

This filing contains forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social, and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

We are primarily engaged in the research, development, manufacture, and marketing of pharmaceutical, nutritional supplement and cosmetic products. Almost all of our products are derived from the medicinal herb Panax notoginseng, also known as Sanqi, Sanchi or Tienchi. Panax notoginseng is a greyish-brown or greyish-yellow plant that only grows in a few geographic locations on Earth, one of which is Yunnan Province in southwest China, where we are located. The main root of Panax notoginseng are cylindrical shaped and are most commonly one to six centimeters long and one to four centimeters in diameter. Panax notoginseng saponins (PNS), the active ingredients in Panax notoginseng, are extracted from the plant using high-tech equipment and in accord with Good Manufacturing Practice (GMP) standards. Our main product, Xuesaitong Soft Capsules, accounted for more than 80% of our sales for the year ended December 31, 2006 and for more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007.

We earn revenues mainly from the production and sale of our products and external processing. Moving forward, we intend to increase our efforts in research. We hope to increase profits as a result of making new products and increasing sales, since the sale of products is our main source for generating cash. Our business involves a significant degree of risk as a result of the opportunities and challenges we face in selling our products. We have traditionally focused on research and development of products serving cardiovascular and cerebrovascular disease, peptic ulcer disease and health products markets, but we intend to devote additional resources to research and development and to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive an unmet need and commercial potential, and to improve existing products to enhance their efficacy.

With intense price competition among many similar or identical products in the industry, we believe that building brand equity is the primary means to generate and sustain profitable growth in the future. Our brand strategy is centered on “Lixuwang”—the brand under which most of our products are sold. We believe that our relationships within the Chinese pharmaceutical industry are key to building brand equity, and we believe we can benefit from developing and maintaining relationships with professionals within the industry, especially physicians and hospitals.

Our marketing team maintains sales offices or agents in approximately 20 provinces throughout China. The sales network covers approximately 186 cities and is staffed by approximately 400 sales representatives. We intend to grow our internal marketing and sales function and increase our relationships with other national distributors to expand the distribution and presence of our non-prescription brands and cosmetics.

Xuesaitong Soft Capsules, which are subject to wholesale and retail price controls by the Chinese government, are primarily sold in China, but the product is also sold in various developing countries, including Malaysia, Indonesia and Kyrgyzstan. Sales of the product in China are regulated by the SFDA as a prescription drug and therefore must be sold to consumers through hospital pharmacies and cannot be advertised, thus limiting the ability of the company to market the brand. Approximately 15% of sales of Xuesaitong Soft Capsules are sold to hospitals directly while approximately 85% of sales are made to distributors. Our three largest customers are Yunnan Province Pharmaceutical, Ltd., Xinjiang Province New & Special National Pharmaceutical Co., Ltd. and Guangdong Donguan City Medicinal Company, all of which accounted for 11.87%, 11.27% and 8.93% of our sales, respectively, for the year ended December 31, 2006.

We hope to further expand sales beyond China into other countries where our products could be affordable treatment options. We intend to focus on the expansion of our cosmetics product line and devote additional marketing and sales resources to that end with the aim that our cosmetics products will account for a larger percentage of our revenue in the future.

We believe that among the most important economic or industry-wide factors relevant to our growth in the short term are reform of the medical system in China and the adjustment of medicine prices, which will affect the sale of our main product, Xuesaitong Soft Capsules, in hospitals. In order to increase long-term growth, we have applied for the designation of Xuesaitong Soft Capsules as a medicine with “good quality worthy of high price,” which we received in February 2007. We believe this designation may help prevent future price reductions and possibly offset revenue decreases in case of declining future sales. Currently, the Chinese government supports the medical system in urban and rural communities. We hope to stabilize the sales channel into hospitals and widen the reach of sales in urban and rural communities at the same time. Large increases in medicine sales at an average lower price will ensure the growth of general medical sales over the next few years.

We do face certain challenges and risks, including our relatively high debt ratio, which is one of our main risks. If we fail to raise capital in overseas markets, we will encounter great difficulties as a result of the shortage of working capital which we will face when our new cosmetic and health products come onto the market. There is potential for growth in production and sales, due to the growth of new products and expansion of new channels into urban and rural communities. However, it will be uncertain which of our new products will pass the applicable tests and get clinical approval without difficulty because the uncertainty of test results and clinical approvals, which relates only to our new products. Over the last three years, the price of the main raw material we use - sanchi - has stabilized and is declining slightly. We will benefit from this trend if it continues.

Company History

We were incorporated in the State of Delaware on May 24, 2005. We were originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business operations from inception to August 31, 2006, to closing of the Share Exchange, was to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. On June 30, 2006, we entered into a Share Exchange Agreement (the “Exchange Agreement”) with Kunming Shenghuo Pharmaceutical (Group) Co., Ltd. (“Shenghuo China”) and Lan’s Int’l Medicine Investment Co., Limited, a Hong Kong corporation and shareholder holding 93.75% of the equity interest of Shenghuo China (“LIMI”). On August 11 and 28, 2006, the parties entered into Amendment No. 1 and 2 to the Exchange Agreement, respectively. Pursuant to the Exchange Agreement, as amended, we agreed to issue an aggregate of 16,255,400 shares of our common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China (the “Share Exchange”). The Share Exchange closed on August 31, 2006. Upon the closing of the Share Exchange, we (i) became the 93.75% parent of Shenghuo China, (ii) assumed the operations of Shenghuo China and its subsidiaries, and (iii) changed our name from SRKP 8, Inc. to China Shenghuo Pharmaceutical Holdings, Inc.

Shenghuo China was formed in 1995 as a limited company under the laws of the People’s Republic of China (“PRC”) with an initial capitalization of approximately $602,000, with Kunming Nanguo Biology Source Development Institute (“Nanguo”) owning approximately 55% of its outstanding equity interests and Guangdong Maoming Huazhou Company (“Guangdong”) owning approximately 45% of its equity interests. In November 1999, Guangdong transferred all of its equity interests to Nanguo, which, as a result, became Shenghuo China’s 100% parent. Also in November 1999, Nanguo entered into an agreement with the Pharmaceutical Institute of Kunming Medical College (the “College”) to purchase the rights to the technology for the preparation of Sanchi, including the technology of extracting and separating the Sanchi from Panax notoginseng, analysis data, the conditions and methods of synthesize, manufacture and the quality-control. Terms of the agreement required an initial payment of approximately $217,000 and a final payment of approximately $3.9 million upon receiving governmental approval and protection for the developed techniques. In March 2000, Nanguo made an additional net investment of approximately $1.3 million and a new investor, Yunnan Yunwei (Group) Co., LTD (“Yunwei”) made a capital investment of approximately $3.7 million into Shenghuo China, and in May 2002, a new investor, SDIC Venture Capital Investment, Co., Ltd. (“SDIC”), made an investment of approximately $483,000. In August 2004, Nanguo sold the rights to the technology to Shenghuo China for approximately $3.5 million, and in January 2005, Nanguo purchased all of the equity interests held by Yunwei for approximately the same amount, resulting in Nanguo becoming Shenghuo China’s 93.75% parent, and SDIC’s percentage holding in Shenghuo China became 6.25% of Shenghuo China’s outstanding equity interests. In 2006, Nanguo transferred its 93.75% interest to Lan’s Int’l Medicine Investment Co., Ltd., a company formed under the laws of Hong Kong (“LIMI”), and Shenghuo China was restructured into Chinese Foreign Equity Joint Venture under the laws of the PRC. On August 31, 2006, pursuant to the terms of the Share Exchange Agreement, we issued an aggregate of 16,255,400 shares of our common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. We believe the following are the critical accounting policies that impact the financial statements, some of which are based on management’s best estimates available at the time of preparation. Actual experience may differ from these estimates.

Basis of Presentation and Translating Financial Statements - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the United States Securities and Exchange Commission. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (“CNY”); however, the consolidated financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations have been translated using the weighted average exchange rates prevailing during the operating periods of each statement.

Cash and Cash Equivalents - Our cash and cash equivalents are maintained in bank deposit accounts. We have not experienced any losses with respect to these deposits. Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less. In connection with opening Bankers' Acceptance Bill, we have restricted cash in the amount of $106,625 as of March 31, 2007. No amount has been recorded on our accounting records as the outcome is uncertain. We did not enter into any hedge contracts during any of the periods presented.

Accounts Receivable, Employee Advances and Allowance for Doubtful Accounts - Trade accounts receivable and employee advances are carried at original invoiced amounts less an allowance for doubtful accounts. The allowance for doubtful accounts at March 31, 2007 for trade accounts receivable and employee advances was $1,519,985 and $1,497,080, respectively. The allowance for doubtful accounts at December 31, 2006 for trade accounts receivable and employee advances was $794,468 and $1,429,426, respectively, and at December 31, 2005, was $959,668 and $658,401, respectively.

Advances to Suppliers and Advances from Customers - As is customary in the PRC, we will often make advanced payments to suppliers for materials, which may include provisions that set the purchase price and delivery date of raw materials, or receive advance payments from customers.

Basic and Diluted Earnings per Share - Basic and diluted earnings per share are calculated by dividing net earnings attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share represent the effect of potentially issuable shares of common stock. Potentially dilutive securities as of March 31, 2007 and December 31, 2006 are comprised of warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share. The effect of these warrants is excluded from the computation of diluted net income per share because the exercise price of the warrants is greater than the fair value of the underlying shares as of March 31, 2007 and December 31, 2006. Since our shares are not currently listed or quoted for trading in any active market, these shares have been valued at $0.90, which is what our shares of common stock were sold at in the most recent offering completed in August 2006. As a result, there are no potentially dilutive securities outstanding as of March 31, 2007 and December 31, 2006.

Comprehensive Income - Other comprehensive income presented in the consolidated financial statements consists of cumulative foreign currency translation adjustments.

Results of Operations

The following table set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenues for the years ended December 31, 2006 and 2005 and for the three months ended March 31, 2007 and 2006 (unaudited) in U.S. dollars:

	Three Months Ended March 31,				Years Ended December 31,
	2007		2006		2006		2005
	(unaudited)		(unaudited)
	(amounts in thousands, except earnings per share and share amounts)
	In Dollars	Percent of Revenues	In Dollars	Percent of Revenues	In Dollars	Percent of Revenues	In Dollars	Percent of Revenues
Sale of Products	$4,327	100%	$4,473	100%	$19,960	100%	$11,066	100%
Cost of Products Sold	1,142	26.38%	1,613	36.07%	6,400	32.07%	4,218	38.12%
Gross Profit	3,185	73.62%	2,859	63.93%	13,560	67.93%	6,848	61.88%

Operating Expenses:
Selling expense	1,603	37.04%	952	21.28%	5,256	26.33%	3,158	28.54%
General and administrative expense	974	22.5%	685	15.32%	3,903	19.55%	869	7.85%
Research and development expense	3	0.07%	5	0.11%	28	0.14%	132	1.19%
Total Operating Expenses	2,579	59.61%	1,642	36.71%	9,187	46.03%	4,159	37.58%

Income from Operations	606	14.01%	1,217	27.22%	4,373	21.91%	2,689	24.30%

Other Income (Expense):
Interest income	6	0.15%	1	0.02%	7	0.04%	13	0.12%
Non-operating income	1	0.03%	52	1.17%	105	0.53%	27	0.24%
Interest expense	(180)	-4.16%	(207)	-4.63%	(757)	-3.79%	(522)	-4.72%
Non-operating expenses	-	-	(5)	-0.11%	(7)	-0.04%	(21)	-0.19%
Net Other Expense	(173)	-3.99%	(158)	-3.54%	(652)	-3.26%	(503)	-4.55%

Income Before Income Taxes	434	10.02%	1,059	23.68%	3,721	18.64%	2,186	19.75%
Benefit from (provision for) income taxes	1,137	26.29%	(228)	-5.1%	(406)	-2.03%	(445)	-4.03%
Minority interest in income of subsidiaries	(98)	-2.26%	-	-	(314)	-1.57%	(52)	-0.47%

Net Income	$1,473	34.05%	$831	18.58%	$3,001	15.04%	$1,689	15.26%

Net Income	$1,473	34.05%	$831	18.58%	$3,001	15.04%	$1,689	15.26%
Foreign currency translation adjustment	86	1.98%	14	0.31%	177	0.88%	47	0.42%
Comprehensive Income	$1,559	36.03%	$845	18.89%	$3,178	15.92%	$1,736	15.68%

Basic and Diluted Earnings Per Share	$0.08		$0.05		$0.17		$0.10

Weighted-Average Shares Outstanding	19,119,400		16,227,200		17,198,308		16,227,200

Three Months Ended March 31, 2007 and 2006

Revenue: Sale of products for the three months ended March 31, 2007 was approximately $4.33 million, a slight decrease of approximately $0.15 million, or 3.25%, from $4.47 million for the comparable period ended March 31, 2006. The primary reason for the decline was the delay in the start of a sales contract in Guangdong Province to sell Xuesaitong Soft Capsules. We believe that sales will recover during the second quarter of 2007, when the contract with Guandong Province resumed after negotiations with the province government. The decline was also attributed, in part, to our efforts to gain better control over sales offices, which resulted in selecting customers with better credit while giving up some customers with poor credit. These changes are aimed at achieving more timely collection of trade receivables in the future.

Cost of revenue: Our costs of goods sold for the three months ended March 31, 2007 was approximately $1.14 million, a decrease of approximately $0.47 million, or 29.23%, from $1.61 million for the period ended March 31, 2006. The decrease was primarily a result of the decrease in our sales revenue. As a percentage of revenue, the cost of goods sold decreased to 26.38% in the period ended March 31, 2007 from 36.07% in the corresponding period of 2006. The relative decrease in cost of sales was due to a downturn in the price of some raw materials used in our major products resulting from changes in medicine pricing policy in China.

Gross profit: Our gross profit for the three months ended March 31, 2007 was $3.19 million as compared with $2.86 million for the period ended March 31, 2006. Gross Profit as a percentage of revenues was 73.62% for the period ended March 31, 2007, an increase of 9.69 % from 63.93% for the corresponding period ended March 31, 2006. The increase in gross margin was due to higher sale prices and lower raw materials prices. Margins may decrease on a going forward basis due to the highly competitive medical industry in China, which continuously experiences new product introductions. In order to increase the sales of our products and expand our market, we may be forced to reduce prices in the future, leading to a decrease in gross profit margin.

Selling expense: Selling expenses were approximately $1.6 million for the three months ended March 31, 2007, an increase of $0.65 million, or 68.43%, from $0.95 million for the three months ended March 31, 2006. As a percentage of total revenue, selling expense increased by 15.76% this period from 21.28% as of the period ended March 31, 2006. The primary reason for the increase was an increase of $0.5 million in sales commissions in the first three months of 2007. Commission structure and percentages were adjusted during the first three months of 2007 as part of a plan to improve sales performance and refocus sales on larger scale orders. Additional resources were also required for marketing and advertising of new products, particularly in our cosmetics line.

General and administrative expense: General and administrative expenses were $0.97 million for the three months ended March 31, 2007, an increase of $0.29 million, or 42.08%, from $0.69 million for the three months ended March 31, 2006. As a percentage of total revenue, general and administrative expense increased by 7.18% from 15.32% for the period ended March 31, 2006 to 22.50% for the period ended March 31, 2007. The increase was primarily a result of the increased expenses associated with being a public company. There were also increased expenses associated with our recent focus on business expansion, as well as increased costs related to travel fees and conference fees.

Research and development expense: Research and development expense for the three months ended March 31, 2007 was $2,877 as compared to $4,758 for the period ended March 31, 2006. The change was primarily due to the staggered fulfillment of research and development in recent years. In keeping with plans made in previous years, we plan to enhance new product development over the next three years in order to promote sustainable growth.

Net other expense: Net other expense, which includes interest income, non-operating income, interest expense and non-operating expenses, were an expense of $172,503 in the three months ended March 31, 2007 and an expense of $158,317 in the three months ended March 31, 2006. The increase in the expense was primarily due to a decrease in non-operating income during the first three months ended March 31, 2007, partially offset by higher interest expenses during the corresponding period ended March 31, 2006.

Benefits from (Provision for) income taxes: Benefits from income taxes was $1.14 million for the three months ended March 31, 2007 compared with a provision for income tax of $0.23 million for the first quarter ended March 31, 2006. On March 15, 2007, one of our major subsidiaries, Shenghuo Medicine Co., Ltd., was granted an approval of their application by the PRC government for relief of income taxes for the years ended December 31, 2006 and 2005. As a result, Shenghuo Medicine Co., Ltd. recognized an aggregate of $1,099,401 in income taxes that are no longer payable as of March 15, 2007. The amount has been recognized under the caption “Benefit from (provision for) income taxes” in the accompanying Condensed Consolidated Statement of Operations and Comprehensive Income for the three months ended March 31, 2007.

Net income: Net income increased to $1.4 millions for the three months ended March 31, 2007 from a net income of $0.83 millions for the three months ended March 31, 2006. Considering the foreign currency translation adjustments of $85,735 and $13,768, for the three months ended March 31, 2007 and 2006, respectively, comprehensive income of $1.56 million of $0.84 million was realized for the three-month periods ended March 31, 2007 and 2006, respectively.

For the Fiscal Years Ended December 31, 2006 and 2005

Revenue - Sales of products for the fiscal year ended December 31, 2006 was approximately $20.0 million, an increase of approximately $8.9 million, or 80.4%, from $11.1 million for the comparable period ended December 31, 2005. The increase was primarily due to increased sales of our primary product, Xuesaitong Soft Capsules, which was added to China’s National Medical Insurance List in year 2005.

Cost of Revenue - Our costs of goods sold for the fiscal year ended December 31, 2006 was approximately $6.4 million, an increase of approximately $2.2 million, or 51.7%, from $4.2 million for the fiscal year ended December 31, 2005. The increase was primarily as a result of an increase in our sales revenue. As a percentage of revenue, the cost of goods sold decreased to 32.07% from the period ended December 31, 2006 from 38.12% in the corresponding period of year 2005. The slight decrease in cost of sales was due to the downturn in the price of some raw materials for our major products related to medicine reform of China.

Gross Profit - Our gross profit for the fiscal year ended December 31, 2006 was $13.6 million as compared with 6.8 million for the period ended December 31, 2005. Gross Profit as a percentage of revenues was 67.93% for the period ended December 31, 2006, a slight increase of 6.05 % from 61.88% during the corresponding period in year 2005. The slight increase in gross margin was due to lower raw materials prices resulting from higher purchase volumes required to support increased product sales. Margins may decrease on a going forward basis due to the highly competitive medical industry in China, which continuously experiences new product introductions. In order to increase the sales of our products and expand our market, we may be forced to reduce prices in the future, leading to a decrease in gross profit margin.

Selling Expense - Selling expenses were approximately $5.3 million for the twelve months ended December 31, 2006, an increase of $2.1 million, or 66.4%, from $3.2 million for the twelve months ended December 31, 2005. Our increase in product sales for the twelve months ended December 31, 2006 as compared to the same period in 2005 caused an increase in freight expenses, traveling expenses, sales commissions, and marketing expenses.

General and Administrative Expense - General and administrative expenses were $3.9 million for the twelve months ended December 31, 2006, an increase of $3.0 million, or 349.1%, from $0.87 million for the twelve months ended December 31, 2005. The increase primarily resulted from legal and professional expenses associated with our share exchange that was completed in August 2006 and the attendant expenses associated with being a public company, in addition to our recent focus on business expansion and increased costs related to overhead, vehicle fees, consulting fees and the depreciation of fixed assets.

Research and Development Expense - There were no significant R&D expenses for the fiscal period ended December 31, 2006 as compared to 0.13 million for the period ended December 31, 2005. The change was primarily due to the staggered fulfillment of R&D in the year 2006. Our company has planned to enhance the development of new product in next three years for a sustainable growth.

Net Other Expense - Net other expense, which includes interest income, non-operating income, interest expense and non-operating expenses, were an expense of $652,000 in the twelve months ended December 31, 2006 as compared to an expense of $503,000 in the twelve months ended December 31, 2005. The increase in the expense was primarily due to an increase in interest expense on outstanding loans during the twelve months ended December 31, 2006, partially offset by increased non-operating income during the same period in respect to government subsidies.

Provision for Income Taxes - Provision for income taxes was $0.40 million for the twelve months ended December 31, 2006 compared with a provision for income tax of $0.45 million for the twelve months ended December 31, 2005. As a percentage of revenue, income before income taxes and minority interest decreased slightly to 18.6% for the period as of December 31, 2006 from 19.8% for the period as of December 31, 2005. Generally, we are subject to corporate income tax in the PRC at a rate of 30% and a local income tax rate of 3%. Since we are located in the Economic and Technological Development Zone in the PRC, we are currently subject to a corporate income tax rate of 15%. In addition, one of our subsidiaries, Shenghuo Medicine Co., LTD, will benefit from income tax exemption for 2005 and 2006. The effective tax rate for the year ended December 31, 2006 was approximately 11% compared with an effective tax rate of 20% for the year ended December 31, 2005. The difference in the effective tax rates is due to the different tax rates and exemptions that apply to each of our subsidiaries and the variation in income between these subsidiaries. We expect our effective tax rates to increase in future periods as a result of new tax laws passed in China.

Net income - Net income increased to $3.0 million for the year ended December 31, 2006 from a net income of $1.7 million for the year ended December 31, 2005. In the twelve months ended December 31, 2006 and the twelve months ended December 31, 2005, considering a foreign currency translation adjustment, respectively, of $177,000 and $47,000, which resulted in respective comprehensive income of $3.2 million and $1.7 million for the years ended December 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

General - As of March 31, 2007, we had cash and cash equivalents of $1,719,115. We have historically financed our business operations through bank loans, mostly prior to August 2006. As of March 31, 2007, we had borrowed from banks and other institutions and had amounts of approximately $8.6 million in short-term notes payable, compared to approximately $12.8 million in short-term notes payable as of December 31, 2006 and $9.4 million as of December 31, 2005. As of March 31, 2007, we had also borrowed $1.3 million in our current portion of long-term debt.

As of March 31, 2007, the single payment notes have interest rates ranging from 6.12% to 6.57% per annum. A loan of approximately $2.6 million from the Heping Branch of Kunming Bank of Construction was borrowed on March 30, 2007. As of March 31, 2007, we had receivables of $661,035 from related parties, an increase from $76,751 as of March 31, 2006. These amounts were lent temporarily and were collected in April. In addition to the payment of $1.2 million of the short-term debt due on September 29, 2006, the loan of $2.5 million from the Shuanglong Branch of Kunming Agriculture Bank borrowed on August 29, 2006 has been paid off as of December 31, 2006. We have also borrowed funds from related parties, including officers. As of March 31, 2007, we had payables of approximately $72,153 to related parties. These amounts are due on demand and do not accrue interest. In order to meet the cash flow requirements of our short-term debt, we intend to borrow from banks when the debts are due by rolling forward each specific note with similar notes payable for each respective note, leaving no cash shortage, but we will have to pay interest on the borrowed funds. Any cash flow shortage due to interest on notes payable the Company expects to be able to satisfy with collections on accounts receivable or additional capital contributions. In March 2007, we refinanced a maturing $7.0 million short term note through two new bank notes. The first note has a balance of $3.2 million and matures on March 29, 2008. The other note has a balance of $3.8 million and matures on March 29, 2010 with principal payments of $1.3 million due on March 29, 2008 and 2009.

The following table provides summary information about net cash flow for the three months ended March 31, 2007 and 2006 (unaudited) and the years ended December 31, 2006 and 2005.

	Three months ended March 31,		Years ended December 31,
	2007	2006	2006	2005
	(unaudited)	(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(1,054)	$765	$1,500	$--

Net cash provided by (used in) investing activities	$(250)	$693	$(314)	$(1,899)

Net cash provided by (used in) financing activities	$(697)	$(1,279)	$1,170	$2,282

Cash and Cash Equivalents at End of Period	$1,719	$1,290	$3,691	$1,104

Operating Activities: Net cash used in operating activities for the three months ended March 31, 2007 was $1,054,247, as compared to cash provided by operating activities of $765,377 for the same period in 2006. The change primarily resulted from, firstly, an increase in accounts receivable due to a relatively long collection period typical of the pharmaceutical industry in China. Secondly, there were increases in cash flows related to inventory and accrued expenses and deposits, which were partially offset by the increases related to employee advances, advances to suppliers and taxes and related payables during the three months ended March 31, 2007. Net cash provided by operating activities for the twelve months ended December 31, 2006 was $1.5 million, as compared to net cash of $102 provided for the same period in 2005. The change is primarily the result of increases in cash flows related to deposits and accrued expenses in addition to the increase in inventory the year ended December 31, 2006, partially offset by the decreases related to net account receivables and account payables.

Investing Activities: Net cash used in investing activities was $250,097 for the three months ended March 31, 2007, compared to net cash provided of $692,950 for the corresponding period ended March 31, 2006. The change was primarily a result of an increase in cash flows related to receivables from related parties, although the restricted cash decreased during the three months ended March 31, 2007. We collected the receivables in April 2007. Net cash used in investing activities was $0.3 million for the fiscal year ended December 31, 2006 compared to net cash used of $1.9 million for the year ended December 31, 2005. The change was primarily a result of an increase in use of funds related to receivable from related parties, acquisition of land use and capital expenditures during 2005.

Financing Activities: Net cash used in financing activities was $696,624 for the three-month period ended March 31, 2007 compared to $1,278,954 used as of March 31, 2006. The change in use of cash was basically because of changes in cash flows related to an increase in proceeds from short and long-term loans, though accordingly there was an increase in payment on short-term loans which resulted in a large cash outflow, approximately $8,843,200 as of March 31, 2007. Net cash provided by financing activities was $1.2 million for the year ended December 31, 2006 compared to $2.3 million for the same period in 2005. The decrease is cash provided was primarily a result of changes in cash flows related to a decrease in proceeds from short-term loans, though there was an increase in payment on short-term loans in addition to the net increase resulting from issuance of stock for cash during the fiscal period as of December 31, 2006.

As of March 31, 2007, our accounts receivable (less allowance for doubtful accounts of $1.5 million) were $11.9 million, an increase of $2.0 million, or 19.9% over accounts receivable of $9.9 million as of March 31, 2006. As of December 31, 2006, our accounts receivable (less allowance for doubtful accounts of $0.79 million) were $9.9 million, an increase of $7.6 million, or 323.3%, over accounts receivable of $2.3 million as of December 31, 2005. The increase in accounts receivable reflected the increase in sales. Because the collection period typically runs from three months to one year, the increase in accounts receivable reflects not only the increase in sales but also the long collection period. Since our company normally requires one to two months to receive products we order, we have in the past been increasing our inventories in order to enable us to meet anticipated increases in sales. One reason we anticipate an increase in future sales is that for 2007, we have adjusted our sales strategy mainly in the areas of expanding our sales scope for OTC (over-the-counter) products and strengthening our supervision of salespeople. To this end, we intend to establish an internal OTC Department and will carry out uniform management of our OTC market around China, rather than having each one of our provincial offices control their own OTC market, as we had done before. As a result, we believe that we will experience an increase in sale as related to anticipated growth in sales in the OTC market. There is no guarantee that we will experience such growth. In addition, our payment cycle is considerably shorter than our receivable cycle, since we typically pay our suppliers all or a portion of the purchase price in advance and for some suppliers we must maintain a deposit for future orders. A significant portion of our current assets are now contained in accounts receivable as we have paid our suppliers more rapidly than we have received payments from our customers. To the extent that we cannot satisfy our cash needs, whether from operations or from a financing source, our business would be impaired in that it may be difficult for us to obtain products which could, in turn, impair our ability to generate sales. We have implemented new policies aimed at improving collection of accounts receivable in the future, including more detailed reporting from and increased control over provincial sales offices and representatives, incentives for sales representatives more closely tied to timely collection, and more stringent enforcement of payment terms with distributors.

Our customers generally are given 60-day or six-month payment terms. Customers who have a good relationship with us are granted terms of six months. As we now have more customers that have established a good relationship with us, more of our sales are being made under six-month payment terms. For this reason and also because sales have increased, the balance of our accounts receivable has increased over prior periods. We have not granted payment terms of longer than six months to any customers. However, we do not vigorously collect or pursue legal action for some customers until after one year from the date of sale. In addition, we require our customers to pay a certain percentage of the sales price as deposit before we ship products to the customers. The percentage varies from customer to customer. During the course of business, we reduce the deposit requirement for some customers with good credit. To the extent that we cannot satisfy our cash needs, whether from operations or from a financing source, our business would be impaired in that it may be difficult for us to obtain products which could, in turn, impair our ability to generate sales.

In addition, in the course of our business, we must make significant deposits to our suppliers when we place an order. As of March 31, 2007, our advance payments to our suppliers totaled approximately $299,362. We are confident that our available funds and cash generated from operations will provide us with sufficient capital for a sustainable operation; however, we may require additional capital for acquisitions or for the operation of the combined companies. As of the date of this prospectus, we have no material commitments for capital expenditures. We cannot assure that such funding will be available.

We make significant cash advances to our sales representatives to assist and encourage them to expand the marketing and sales of our products into new markets and gain new customers. We believe the sales representatives are more able to expand into new markets and obtain new customers if they have advanced funds for their travel, meals, and other incidental expenses that arise over the time they perform their functions as sales representatives. Because recently the Chinese economy has grown quickly and because competition in the pharmaceutical industry is intense, prior to September 2006, we did not ask sales representatives to pay off advances immediately. Instead, we encouraged sales representatives to expand their markets and gain more customers. However, beginning in September of 2006, we began to more vigorously pursue collection of all employee advances. Nonetheless, there are some employee advances that have aged significantly that, based on prior experience, we do not expect to collect on every outstanding advance and have estimated the uncollectible balance based on the age of the advances. When we makes advances to sales representatives, we require that our selling offices sign advance agreements with sales representatives to arrange the specific purpose of the advance, the amount of the advance, and the term of the advance. Our finance department records the detail of advances and checks the remaining balance with sales representatives every month. We also supervise the repayment of the advances. For sales representatives who do not have good credit, we require them to use real property as collateral when receiving advances from us. Additionally, for sales representatives who refuse to pay off the advances, we attempt to collect on the advances and decrease the risk of bad debt as much as possible by withholding sales commissions, prosecuting delinquent sales representatives, and by other valid means of collection. On January 1, 2007, we have added punitive measures for overdue advances to the advance agreement.

Employee advances were approximately $4.0 million and $3.1 million as of March 31, 2007 and December 31, 2006, respectively. The increase was due to us advancing more money to sales representatives to encourage them to expand their markets and increase sales. We had also experienced a significant increase in the fourth quarter of 2006. As of September 30, 2006, the gross amount of employee advances was $2.1 million and as of December 31, 2006 it was $4.6 million, an increase $2.5 million in that three-month period. As of December 31, 2006, the gross amount of employee advances aged over one year was $1.96 million. This was a sharp increase over the advances aged over one year at September 30, 2006. Additionally, beginning September 2006, we employed more sales representatives, and, as a result, we made more advances to sales representatives in an attempt to encourage and assist sales representatives to expand into new selling markets and gain new customers. Because of the increase in the balance of employee advances, we, in compliance with its established policy to reserve an allowance for specific percentages of its aged receivables, accrued a larger allowance for the increased employee advances in order to consistently apply our established allowance policy.

The table below sets forth the outstanding gross and net amount of outstanding balances of employee advances for the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007.
	Balance at beginning of period	Additions	Reductions	Balance at end of period
For the year ended December 31, 2005
Gross amount of employee advances	$3,309,841	$1,543,143	$2,217,715	$2,635,269
Allowance for doubtful accounts	719,661	-	61,260	658,401
Net amount	$2,590,180	$1,543,143	$2,156,455	$1,976,868

For the year ended December 31, 2006
Gross amount of employee advances	$2,635,269	$3,492,160	$1,567,958	$4,559,471
Allowance for doubtful accounts	658,401	771,025	-	1,429,426
Net amount	$1,976,868	$2,721,135	$1,567,958	$3,130,045

For the three months ended March 31, 2007
Gross amount of employee advances	$4,559,471	$1,448,574	$483,011	$5,525,034
Allowance for doubtful accounts	1,429,426	67,654	-	1,497,080
Net amount	$3,130,045	$1,380,920	$483,011	$4,027,954

As of December 31, 2006, we had accrued taxes that included $1.4 million in income taxes and $1.6 million in Value Added Taxes, or VAT taxes. In China, companies are required to file income tax returns for the current year before April 15 of the following year and file VAT tax returns for the current month within ten days of the end of the month. In the past, we filed VAT tax returns every month after getting VAT invoices; however, because some customers did not immediately process these invoices, we did not include on a timely basis those invoices in the income and VAT tax returns. In June 2006, we became aware that there were some income taxes and VAT taxes that were not included on a timely basis on our tax returns and we requested that these customers process all invoices from us. On March 15, 2007, one of our majority owned subsidiaries was granted an exemption from income taxes for the years ended December 31, 2006 and 2005. The approval of this exemption by the government of the PRC will reduce the amount of prior income tax payable during the first quarter of 2007 by $904,501. We have communicated to the taxing authorities the situation and we have agreed to a payment schedule with the taxing authority in order to become current in the payment of VAT taxes. Under the agreed payment schedule, we will remit all VAT taxes incurred during prior periods over a three month period thereby becoming current in our payment of VAT taxes by July 2007. During 2007, we believe that we will have sufficient cash flows from operations to meet the accrued tax liabilities. Further, the income tax exemption granted to one of our majority owned subsidiaries will reduce the cash required to relieve these liabilities.

Seasonality

Sales in the first quarter are usually lower due to people traveling and taking vacations during the traditional Chinese New Year and Chinese Spring Festival holidays. Sales in the fourth quarter are usually higher.

Off-Balance Sheet Arrangements

None.

Legal Proceedings

In 2003, we were sued by a former employee for allegedly violating his contract and the courts entered a judgment in favor of the employee in 2003 for $128,978, which included litigation costs. We accrued the liability for this loss at December 31, 2003 and paid the amount of the judgment to the employee on April 27, 2004. In 2006, the plaintiff asked the court to have us pay a penalty in the amount of $100,000 for not paying the judgment in a timely manner. During the court’s review of the request for the penalty, the court froze a bank account of ours that held $105,284. The court has rejected the employee’s claim and the bank account has been unfrozen. The employee has now asserted claims against us for allegedly ruining the employee’s reputation and causing mental anguish. No amount has been recorded on our books in connection with this claim as we believe that no information suggests that it is probable a liability has been incurred and the amount of loss as a result of this litigation cannot yet be reasonably estimated.

Recently Enacted Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN-48”), “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, FIN-48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. The provisions of FIN-48 are effective for financial statements for fiscal years beginning after December 15, 2006. Accordingly, the Company is to adopt FIN-48 on January 1, 2007. The adoption of FIN-48 is not expected to have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 retains the exchange price notion in earlier definitions of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. Moreover, the SFAS states that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. Consequently, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Finally, SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Entities are encouraged to combine the fair value information disclosed under SFAS No. 157 with the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” where practicable. The guidance in this Statement applies for derivatives and other financial instruments measured at fair value under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” at initial recognition and in all subsequent periods. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although earlier application is encouraged. Additionally, prospective application of the provisions of SFAS No. 157 is required as of the beginning of the fiscal year in which it is initially applied, except when certain circumstances require retrospective application. The Company is currently evaluating the impact of this statement on its results of operations or financial position of the Company.

In February, 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect SFAS 159 to have a material impact on its results of operation or financial position.

Foreign Currency Risk

Since all of our operations are conducted in the PRC, we are subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and foreign currency exchange rate fluctuations. Our operational results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to medical reforms and other laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from its operations in the PRC. In addition, all of our revenue is denominated in the Chinese Yuan Renminbi (“CNY”), which must be converted into other currencies before remittance out of the PRC. Both the conversion of CNY into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government. The effect of the fluctuations of exchange rates is not considered to be material to our business operations.

Interest Rate Risk

We do not have significant interest rate risk, as our debt obligations are primarily fixed interest rates.

Change In Accountants

On August 31, 2006, we dismissed AJ. Robbins, PC (“AJ. Robbins”) as our independent registered public accounting firm following the change in control of our company on the closing of the Share Exchange. We engaged AJ. Robbins to audit its financial statements for the year ended December 31, 2005. The decision to change accountants was approved and ratified by our Board of Directors. The report of AJ. Robbins on the financial statements of our company for the fiscal year ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to our ability to continue as a going concern.

While AJ. Robbins was engaged by us, there were no disagreements with AJ. Robbins on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to our company, which disagreements if not resolved to the satisfaction of AJ. Robbins would have caused it to make reference to the subject matter of the disagreements in connection with its report on our financial statements for the fiscal year ended December 31, 2005.

We engaged Hansen, Barnett & Maxwell, PC as our independent registered public accounting firm as of August 31, 2006. Hansen, Barnett & Maxwell, PC served as Shenghuo China’s independent registered certified public accountants for the fiscal year ended December 31, 2005.

DESCRIPTION OF BUSINESS

Market Focus

Since our establishment, we have focused primarily on the development of products to serve three major markets—cardiovascular and cerebrovascular disease, peptic ulcer disease and health products. Our goal has been to focus on the development of pharmaceutical products and over the counters products based on traditional Chinese medicines designed to address these areas.

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Cardiovascular and Cerebrovascular Disease. Hyperlipemia, which is high circulating blood levels of fats such as cholesterol and triglycerides, has ranked high on the list of modern health diseases. The primary effect of hyperlipemia is the development of cardiovascular and cerebrovascular diseases, including heart attacks and strokes.

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Peptic Ulcer Disease. A peptic ulcer is an erosion of the lining of the stomach or the upper part of the small intestine. The causative factors may include excess stomach acid, excess pepsin, Helicobacter Pylori infection, poor health and eating habits, and psychological stress. There is no radical cure for peptic ulcers, which may eventually lead to gastric hemorrhage, gastric perforation and even cancer. People of all ages can be affected by peptic ulcers, but they are most prevalent in persons between the ages of 45 and 55, with incidences in men being slightly higher than in women.

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Health Products. The health products industry, which consists of non-prescription traditional Chinese medicines and supplements, has grown as a result of quality improvements in products and the introduction of new products to the market in China. Over the past two decades, there has been a growth of health product sales in Chinese urban areas. The Chinese Ministry of Health has approved several uses for health products and a substantial number of the products on the market are designed to aid in immunoregulation, blood fat regulation and fatigue resistance.

Products

We are primarily engaged in the research, development, manufacture, and marketing of pharmaceutical, nutritional supplement and cosmetic products. Almost all of our products are derived from the medicinal herb Panax notoginseng, also known as Sanqi, Sanchi or Tienchi. Panax notoginseng is a greyish-brown or greyish-yellow plant that only grows in a few geographic locations on Earth, one of which is Yunnan Province in southwest China, where we are located. The main root of Panax notoginseng are cylindrical shaped and are most commonly one to six centimeters long and one to four centimeters in diameter. Panax notoginseng saponins (PNS), the active ingredients in Panax notoginseng, are extracted from the plant using high-tech equipment and in accord with Good Manufacturing Practice (GMP) standards.

Pharmaceutical Products

Our pharmaceutical products are marketed under the Lixuwang brand name. The following is a list of our approved pharmaceutical products and their intended uses.

Product Name	Intended Use
Xuesaitong Soft Capsules
Designed to invigorate the circulation of blood and improve microcirculation. Used for the treatment of symptoms of cardiovascular and cerebrovascular disease, such as angina pectoris, strangulation, squeezing and crushing of chest, acute and chronic peripheral vascular-metabolic disorders, brain occlusion, occlusion of retina central vein, acute and chronic cerebral vascular-metabolic disorders caused by arteriosclerosis. This product accounted for more than 80% of our sales for the year ended December 31, 2006 and for more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007. The reason for the change in percentage is that the sale of our OTC drugs has been increasing.

Qiye Shen’an Tablets	Designed to help relieve headache, insomnia, and palpitation. Designed to invigorate the circulation of blood, improve microcirculation and improve liver functionality.

Banlangen Tablets	Designed for the treatment of parotitis, pharyngitis, mastitis, swollen and sore throat due to cold and influenza.

Bergenini Tablets	Designed to help relieve cough and phlegm due to bronchial ailments.

Huangtengsu Tablets (film tablets)	Designed to treat the symptoms of dysentery, enteritis, respiratory tract infections, uncomplicated urethral, surgery infections and conjunctivitis.

Danshen Tablets	Designed to regulate blood circulation and treat the symptoms of blood stasis. Designed to treat the symptoms of coronary arteriosclerosis, angina pectoris and hyperlipemia.

Triperygium hypoglaucum Hutch Tablet	An immunosuppressant. Designed to treat the symptoms of rheumatoid arthritis.

We have the following additional drugs that are currently in late-stage clinical trials for prescription use:

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Wei Dingkang Soft Capsules are a type of traditional Chinese medicine designed to treat peptic ulcer disease by inhibiting bacterial growth, relieving stomach muscle spasms, and reducing inflammation of the intestinal lining. The product is designed to be effective for upset stomach, vomiting, pain and degradation of the stomach lining. The product has been approved by the State Food and Drug Administration (SFDA) for clinical testing. Phase two clinical trials are expected to be completed before the end of June 2007 (June 30, 2007), and phase three clinical trials are expected to begin immediately thereafter. We anticipate obtaining production approval by the end of 2008.

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Dencichine Hemostat is designed to be a non-toxic product that addresses a range of anti-hemorrhagic applications, such as stopping bleeding without causing clotting. We anticipate receiving governmental approval for the production and marketing of the product in 2011. Assuming required governmental approvals are obtained in a timely fashion, we anticipate that production and marketing of the product will begin in 2011. Dencichine Hemostat is a drug requiring extensive technology testing by the national SFDA, and neurotoxicity testing is required to be done, which may take a significant amount of time. In addition, clinical testing and audit processes are out of our control, so we must allow for additional time.

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Other drugs that we have in the clinical testing application process are Levofloxacin Hydrochloride Soft Capsules, which is designed for antibiotic applications, and Brufen Soft Capsules, which are intended to treat fever and headache caused by influenza, colds and acute pharyngitis. Levofloxacin Hydrochloride Soft Capsules have received State Food and Drug Administration (SFDA) approval for clinical testing, which has entered the first phase. Brufen Soft Capsules are being tested and appraised for production approval, which we hope to receive shortly.

Health and Food Products

We offer a wide array of over the counter supplements as well as vitamin capsules and pills. The following are some of our non-prescription products and their intended uses. We have received government approval and currently market each of the supplements listed below.

Product Name	Intended Use
Banlangen Grains	Health product designed to treat swollen and sore throat due to cold and influenza.

Gegenqinlian Tablets	Health product designed to reduce stomach discomfort and treat diarrhea.

Huangtensu Soft Capsules	Designed to treat symptoms of dysentery, enteritis, respiratory tract infections, surgery infections and conjunctivitis.

Luotongding Tablets	Health product designed to reduce visceral pain, headache, and cramping.

Paracetamol Caffeine and Aspirin Powders	Health product designed to treat headaches, migraines and fevers caused by influenza and cold.

Siji Sanhuang Tablets	Health product designed to relieve inflammation and alleviate fever, commonly in connection with pharyngitis.

Sulfadiazine Silver Ointment	Health product designed to assist in the prevention of infections related to burns.

Tianqi Tongjing Capsules	Health product designed to treat dysmenorrhea and emmeniopathy caused by colds.

Vitamin AD Soft Capsules	Health product designed to treat deficiencies of vitamin A and D.

Vitamin C Tablets	Health product designed to treat deficiencies of vitamin C.

Vitamin B6 Tablets	Health product designed to treat deficiencies of vitamin B6.

Vitamin E Soft Capsules	Health product designed to treat deficiencies of Vitamin E.

Yinhuang Capsules	Health product designed to relieve inflammation and sore of throat.

Lycopene Soft Capsules	Food product designed to treat side effects of and act as a general deterrent to certain carcinogens.

Oil of Purple Perilla Soft Capsules	Food product designed to treat effects of chough, asthma and astriction.

Rhizoma Aspidii and Chinese Wampi leaf Grains	Designed to treat effects of fever, aversion, headache, cough with excessive sputum.

Soya Lecithin Soft Capsules	Food product designed to treat effects of high blood fat, hypertension and other diseases of cardiovascular and cerebrovascular systems.

Spirulina Soft Capsules	Food product designed to normalize stomach and intestinal functions.

We also intend to introduce and market the following non-prescription supplements, as indicated in the table below. Our anticipated timelines for introduction and marketing of our new drugs depend, in large part, on government approval. Our anticipated timelines, as set forth below, are based on our experience in the approval process and our communications with the SFDA. However, there is no assurance that such approvals will be obtained, at all, or the anticipated timelines will be met. The SFDA issues certificates of medicine production approval that include the names, specifications, approval numbers and other information about the approved medicines. According to the law of the Drug Administration of the People’s Republic of China, a drug-manufacturing factory must acquire both the certificate of medicine production permit and medicine production approval, before the drug-manufacturing factory has the necessary qualifications to manufacture, market and sell the medicine.

In the table below, the “Application Submission Date” column indicates the month and year in which we submitted a formal registration application to the State Food and Drug Supervision Administration for the product we have researched and developed. That is, we have applied to the State Food and Drug Supervision Administration for a production approval, which we must obtain prior to the production and sale of each of our products. The “Anticipated Approval Date” indicates the date by which we anticipate obtaining the production approval for manufacturing the products from the State Food and Drug Supervision Administration. There is no assurance that we will obtain approval by the Anticipated Approval Date, if at all. We would only be allowed to engage in production and marketing of a product after obtaining the corresponding production approval.

Anticipated Product Name	Intended Use	Application Submission Date	Anticipated Approval Date
Fructus Ligustri Lucidi and Radix Astragali Soft Capsules
Designed to treat symptoms of weakness due to prolonged illness, radiation and chemical therapy. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		September 2005	June 2008

Ginseng and Pilose Antler Soft Capsules
Designed to treat effects of weakness due to deficiency of the kidney and heart, palpitation, and soreness and weakness of waist and knees. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		March 2006	September 2008

Li Xu Wang Shu Tong Soft Capsules	Designed to reduce blood viscosity and improve blood circulation. This product is currently being tested and appraised for production approval, which we hope to receive shortly.	February 2006	September 2007

Long Xue Jie Soft Capsules
Designed to promote blood circulation and treat effects of blood stasis, relieve pain, induce astringent and help promote tissue regeneration. Designed to treat effects of trauma with blood-stasis syndrome and painful swelling, amenorrhea due to blood stasis, and wound bleeding. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		September 2005	June 2008

Qi Ju Di Huang Soft Capsules
Designed to treat effects of weakness of the kidney and liver, dizziness, drumming in the ears, dryness in eyes, photophobia, and blurred vision. This product is currently being tested and appraised for production approval which we hope to will receive shortly.
		January 2006	October 2008

Radix Polygoni Multiflori Capsules
Designed to treat effects of weakness of the kidney and liver, fatigue, and dizziness due to blood deficiencies. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		January 2006	October 2007 - January 2008

Tranquilization Soft Capsules
Designed to enrich the blood and treat effects of dizziness, palpitation, insomnia, and poor memory. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		March 2006	December 2008

Anticipated Product Name	Intended Use	Application Submission Date	Anticipated Approval Date
Xue Zhi Kang Soft Capsules
Designed to promote blood circulation and to treat effects of blood stasis, weakness of the spleen and poor digestion. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		August 2005	May 2008

Yan Lu Ru Kang Soft Capsules
Designed to treat the symptoms of galactophore hyperplasia diseases, hysteromyoma and functionality uterus bleeding. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		April 2005	January 2008

Zhi Bi Tuo Soft Capsules
Designed to affect the spleen to improve digestion, reduce phlegm, invigorate the blood and improve blood stasis. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		December 2005	September 2008

Zhu Zi Gan Tai Soft Capsules
Designed to be used for distending pain in the chest caused by deficiency of the spleen, fatigue, and hepatitis B virus. This product is currently being tested and appraised for production approval which we hope to receive shortly.
		January 2006	October 2008

Cosmetic Products

We also offer a line of cosmetic products including lotions, creams and other cosmetic items. We have conducted extensive research and have specifically formulated our cosmetic products to meet the cosmetic and skincare needs of our female consumers. Our “12Ways™ Chinese Traditional Medicine Beauty Salon Series” is a line of over 100 cosmetic products that includes facial masks and creams, skin and eye creams, and shampoos. Our line of products has acquired production approval to be sold only in China. Each of our cosmetic skincare products contains natural ingredients including herbal anti-irritants and anti-oxidants, as well as Sanchi. Our comprehensive line of skincare includes a mixture of basic products (e.g., creams and gels), treatment products (e.g., firming treatments), specialty helpers (e.g., masks), and beauty supplements. The use of supplements is an important element of skincare, nurturing the skin’s health using vital nutrients. Our cosmetic line combines the strength of several skincare methods to achieve healthy skin and beauty. Our line of cosmetic products include the following food products and health supplements.

Product Name	Intended Use
Jasmine Tea	Food product designed to help and promote healthy skin affected by acne.

Rose Tea	Food product designed to help promote healthy skin and complexion

SHEN HUO Beauty Soft Capsules	Health supplement designed to help with balancing water in the body.

SHEN HUO Brighten Soft Capsules	Health supplement designed to help promote healthy skin affected by spotting.

SHEN HUO Immaculacy Soft Capsules	Health supplement designed to help promote healthy skin affected by acne.

Growth Strategies

We believe that our business has opportunities for growth through the following growth strategies:

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New Product Development. We have traditionally focused on research and development of products serving the cardiovascular and cerebrovascular disease, peptic ulcer disease and health products markets. We intend to devote additional resources to research and development and to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive an unmet need and commercial potential, and to improve existing products to enhance their efficacy.

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Focus on Brand Development. With intense price competition among many similar or identical products in the industry, we believe that building brand equity is the primary means to generate and sustain profitable growth in the future. Our brand strategy is centered on “Lixuwang”—the brand under which most of our products are sold. We believe that our relationships within the Chinese pharmaceutical industry is key to building brand equity, which we can benefit from by developing and maintaining relationships with professionals within the industry, especially with physicians and hospitals.

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Domestic Growth (China). We intend to grow our internal marketing and sales function and increase our relationships with other national distributors to expand the distribution and presence of our non-prescription brands and cosmetics. In expanding market share of our products, we intend to take advantage of our large manufacturing scale and reasonable cost control mechanisms, and our strong sales network. In addition, our goal is to establish our products as a preferred choice for prescription drugs in major hospitals. We believe that establishing a strong reputation with major hospitals may open the market for smaller, community and rural hospitals because patients from large hospitals also receive services from smaller hospitals. We also anticipate that the inclusion of Xuesaitong Soft Capsules on China’s National Medical Insurance List in 2005 should result in increased growth for that product over the next several years. We hope to add other prescription drugs, some of which are now in late-stage clinical trial, into this channel over the next few years.

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International Growth. In addition to China, we have sold our products in Asian countries such as Indonesia, Thailand and Kyrgystan. We hope to expand sales into other countries where our products could be affordable treatment options.

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Growth of Cosmetics Market Share. We intend to focus on the expansion of our cosmetics product line and devote additional marketing and sales resources. We hope that our cosmetics products will account for a larger percentage of our revenue in the future.

Research and Development

As of March 31, 2007, we employed 56 technicians, including seven senior researchers, 17 mid-level researchers, and 32 junior analysts. The technicians’ specializations include medicine, pharmacology, chemistry, biology, and medicine production equipment.

In an attempt to capitalize on the natural resource of Sanchi in Yunnan Province and to develop a strong medical industry in the Yunnan Province, we have recently established an enterprise technology center - Kunming Beisheng Science and Technology Development Company - in cooperation with the Shijia Research Center of Beijing University. This collaboration combines the natural resources of Yunnan Province and the working conditions of our company with technical information and expertise of Beijing University. The project is designed to develop new techniques of extraction, purification and quality control while developing natural medicines native to Yunnan Province. The objectives are as follows: modernizing Chinese medicine development techniques; improving technological skill and processing techniques; industrialization of Chinese herbal medicine; creation of intellectual property rights; and deepening research into high-end Yunnan Province medicine. Pursuant to the joint establishment agreement that we entered into with Shijia Research Center, the project will have a duration of ten years from the date of completion of the industrial and commercial registration with the State Department of Industrial and Commercial Supervision Administration and receipt of an Enterprise Legal Person Business License. The business scope of the project includes development and technology transfer of bulk pharmaceuticals, prepared Chinese medicine, chemicals, biologicals, health food, and medical cosmetic products; importation of scientific instruments and medical technology, and communication with foreign and domestic research centers.

After signing the agreement with the Shijia Research Center, we completed the industrial and commercial registration of Kunming Beisheng Science and Technology Development Company, or the Development Company. The Development Company could not engage in enterprise activities, such as production and marketing, until it completed its industrial and commercial registration with the State Department of Industrial and Commercial Supervision Administration and obtained an Enterprise Legal Person Business License. Currently, we have obtained the appropriate Enterprise Legal Person Business License, which was approved by the Industrial and Commercial Administration of Kunming City, Yunnan Province in December 2006. Thus, the Development Company’s industrial and commercial registration process has been completed and the Development Company is now our subsidiary. We own 70% of the shares of the Development Company and the chairman of the board and legal representative is Mr. Lan Gui Hua. The remaining 30% of the shares are owned by the Shijia Research Center. The Development Company operates according to the regulations of our agreement with the Shijia Research Center.

Marketing and Sales

We have a trained marketing team and maintain sales offices or agents in approximately 20 provinces throughout China. The sales network covers approximately 186 cities and is staffed by approximately 400 sales representatives.

We also use a distribution system comprised of independent regional distributors. In a typical distribution contract, a distributor will be provided with certain sales targets for a particular period according to a set retail price. If the distributor completes the sales task within the prescribed period, the agent distributor will be given greater economic incentives and future distribution opportunities. If the distributor fails to complete the sales task within the prescribed period, we will cancel our contract with the distributor and sign with other competent distributors. We also sign reselling contracts with franchise drug companies for the distribution of our products. The franchise drug company, as a reseller, resells our products to local hospitals, drug stores, and other channel distributors. In addition, we sell our products directly to hospitals and retail drug stores.

Approximately 15% of sales of Xuesaitong Soft Capsules are sold to hospitals directly while approximately 85% of sales are made to distributors. Our three largest customers accounted for approximately 32.1% and 21.7% of our sales for the years ended December 31, 2006 and 2005, respectively.

We establish selling offices in many cities in China, and the selling offices manage sales representatives according to our internal management rules and sales policy. Because the main product “Xuesaitong” capsule is sold to distributors and hospitals located in the various cities of China and because China has thousands of distributors and hospitals, in order to increase market share, we to employ a large number of sales representatives to expand into new markets and gain new customers. In order to encourage sales representatives to increase sales, we make cash employee advances to sales representatives. We accomplish this by having the selling offices sign advance agreements with sales representatives to determine the conditions of the advances, specifying the amounts and the term. According to our sales policy, sales representatives earn sales commissions from us based on the sale amount and the amount of collection of trade receivables, less expenses paid by sales representatives. The remaining amount is the net profit of the sales representatives. However, the sales representatives still have the obligation of paying off employee advances. We believe the sales representatives are more able to expand in to new markets and obtain new customers if they have advanced funds for their travel, meals, and other incidental expenses that arise over the time they perform their functions as sales representatives. When we makes advances to sales representatives, we require that our selling offices sign advance agreements with sales representatives to arrange the specific purpose of the advance, the amount of the advance, and the term of the advance. Our finance department records the detail of advances and checks the remaining balance with sales representatives every month. We also supervise the repayment of the advances. For sales representatives who do not have good credit, we require them to use real property as collateral when receiving advances from us. Additionally, for sales representatives who refuse to pay off the advances, we attempt to collect on the advances and decrease the risk of bad debt as much as possible by withholding sales commissions, prosecuting delinquent sales representatives, and by other valid means of collection. On January 1, 2007, we have added punitive measures for overdue advances to the advance agreement.

Employee advances were approximately $4.0 million and $3.1 million as of March 31, 2007 and December 31, 2006, respectively. The increase was due to us advancing more money to sales representatives to encourage them to expand their markets and increase sales. We had also experienced a significant increase in the fourth quarter of 2006. As of September 30, 2006, the gross amount of employee advances was $2.1 million and as of December 31, 2006 it was $4.6 million, an increase $2.5 million in that three-month period. As of December 31, 2006, the gross amount of employee advances aged over one year was $1.96 million. Beginning September 2006, we employed more sales representatives, and, as a result, we made more advances to sales representatives in an attempt to encourage and assist sales representatives to expand into new selling markets and gain new customers. This contributed as well to the increase in employee advances. Because of the increase in the balance of employee advances, we, in compliance with its established policy to reserve an allowance for specific percentages of its aged receivables, accrued a larger allowance for the increased employee advances in order to consistently apply our established allowance policy.

Prices for our products are fixed and determinable. Each time products are purchased a specific price is agreed upon, a contract is signed and we and the customer are legally bound and neither can change the price. Prices for products are normally derived from our standard price lists, however, larger, more established customers are given quantity discounts. There are no instances in which payment for products sold is contingent on re-sales to or otherwise used by end-user patients. We do not allow returns on our products sold.

Production

We manufacture and package our products at our factory located in Kunming, China. The factory, which was built in 2000, is approximately 161,460 square feet and include a clean area that occupies approximately 86,110 square feet. Our clean area in the production facilities includes approximately 52,500 square feet of Class 10,000 certified and 2,350 square feet of Class 100,000 certified. The cleanliness classification is based on the number of dust particles and bacteria per cubic meter, so lower numbers indicate a higher cleanliness class. According to the Regulation for Quality Control of Drug Production issued by the SFDA, oral preparations of traditional Chinese medicines must be produced in a Class 300,000 or lower environment. Our production facilities use equipment imported from the U.S. and are designed to meet American standards, so our Class 10,000 and Class 100,000 certified areas are cleaner than the Chinese national standard. The production facilities have more than 600 machines and supporting parts for pharmaceutical production from domestic and foreign suppliers. The factory has a total of 28 complete production lines for semi-finished and finished hard capsules, tablets, granules, powder, electuary, and emulsifier. The key facilities are two soft capsule production lines obtained from GIC Company, an Italian producer of industrial machinery, and an automatic packaging production line purchased from Klockner Haensel GmbH, a German company. In addition, all of our precision testing machines are supplied by Sharp Document Systems, U.S.A. Our production facilities were certified to be in compliance with Good Manufacturing Practice (GMP) standards in August 2002 and February 2004. In May 2004 and October 2005, we received the GMP certifications for the production of health food products and supplements, including soft capsules, hard capsules, tablets and granule productions. We also received an additional GMP certification for production of pharmaceutical ointment products.

We utilize a complex process in extracting active components from the Sanchi plant, purifying the components and manufacturing our products. A typical manufacturing process begins by us obtaining the Sanchi plant from our supplier, washed clean, divided into main root, branch root and rhizome. The branch root known as “Sanchi Jintiao” and rhizome is known as “Sanchi Jiankou.” The Sanchi Jiankou is the portion of the Sanchi that contains the active ingredient, Panax Notoginseng Saponins. The Sanchi Jiankou is then sent to heavy pulverizing machinery to crush it into a specified powder size. The Sanchi Jiankou powder then undergoes a complex extracting process in which the powder is mixed with extracting solvents and the resulting solution is percolated and filter processed. The solution is concentrated by vacuum equipment while the extracting solvent is recollected and the active ingredient condensate is collected. The active ingredient condensate is then separated and purified through a chromatographic column, and the Sanchi polysaccharides and Sanchi saponins are collected separately. The solutions of Sanchi saponins and Sanchi polysaccharides are then separately purified by second chromatographic column to remove pigments and other useless compounds and obtain the pure saponins and polysaccharides, respectively. The Sanchi saponins and Sanchi polysaccharides are then separately dried by a spray-dryer, the resulting powders are weighed and packaged into separate contamination resistant plastic bags, which undergo quality control inspections and are stored in a warehouse for use in our line of products. Production of each product varies depending on the ingredients and form of the product, but production usually includes mixing of the Sanchi powder and the delivery agent, such as oil for soft capsules, and the ingredients are then processed using advanced pressing, drying, polishing and blister packaging equipment.

Quality Control

Our production facilities are designed and maintained with a view towards conforming with good practice standards. To comply with GMP operational requirements, we have implemented a quality assurance plan setting forth our quality assurance procedures. Our Quality Control department is responsible for maintaining quality standards throughout the production process. Quality Control executes the following functions:

•	setting internal controls and regulations for semi-finished and finished products;

•	implementing sampling systems and sample files;

•	maintaining quality of equipment, instruments, reagents, test solutions, volumetric solutions, culture media and laboratory animals;

•	auditing production records to ensure delivery of quality products;

•	monitoring the number of dust particles and microbes in the clean areas;

•	evaluating stability of raw materials, semi-finished products and finished products in order to generate accurate statistics on storage duration and shelf life;

•	articulating the responsibilities of Quality Control staff; and

•	on-site evaluation of supplier quality control systems.

Competition

The pharmaceutical industry both within China and globally is intensely competitive and is characterized by rapid and significant technological progress, and our operating environment is increasingly competitive. Our competitors, both domestic and international, include large pharmaceutical companies, universities, and public and private research institutions that currently engage in or may engage in efforts related to the discovery and development of new pharmaceuticals. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Competition in the manufacture and sale of medical products for cardiovascular and cerebrovascular disease in China is also intense. There are a large number of companies that are licensed to manufacture and sell these type of medical products in China. Western drugs such as lovastatins and nitroglycerine have a more than half of the market share of medications used to treat cardiovascular and cerebrovascular disease in China, with Chinese traditional medicines make up the next largest part of the market. On the whole, Chinese patent medicine still generally has many problems such as complex and unclear ingredients, inconsistent quality, slow action and ineffectiveness. Therefore, new Chinese medicines tend not to stay on the market for very long.

There are also many Chinese traditional medicines available to treat peptic ulcers. While they are inexpensive and readily available, they are not as effective as western medicines. In China, peptic ulcers are usually treated with western medicines such as H2 blockers (e.g., Zantac), proton pump inhibitors (e.g., Nexium) and bismuth (e.g., Pepto-Bismol). In addition, amoxicillin and other antibiotics are now commonly used in conjunction to treat peptic ulcers.

The market for health and cosmetic products in China is also highly competitive. Both industries have a high number of competitors, some of which overlap, and many of which have a longer operating history and higher visibility, name recognition and financial resources than we do. Our competitors include manufacturers and marketers of personal care and nutritional products, pharmaceutical companies and other organizations.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property. Our primary product, Xue Saitong Soft Capsules, first received patent protection and production and new medicine certification in 1999 and the protections continue until April 25, 2012. We also have protections for our technology methods of using Sanchi to help stop bleeding and combination methods, production and function of the medicine to treat intestinal disease. Xue Saitong Soft Capsules receive protections from the SFDA, which will not issue additional drug permits other than those already issued during the protection period. We have eight registered trademarks and have applied for registration of another two trademarks in China. Other than the foregoing, we do not have any measures to prevent any infringement of our intellectual property rights.

Seasonality

Sales in the first quarter are usually lower due to people traveling and taking vacations during the traditional Chinese New Year and Chinese Spring Festival holidays. Sales in the fourth quarter are usually higher.

Government Regulations of Pharmaceuticals

The testing, approval, manufacturing, labeling, advertising and marketing, post-approval safety reporting, and export of our products or product candidates are extensively regulated by governmental authorities in the PRC and other countries. Our principal sales market is presently in China. We are subject to the Drug Administration Law of China, which governs the licensing, manufacturing, marketing and distribution of pharmaceutical products in China and sets penalties for violations of the law. Additionally, we are subject to various regulations and permit systems by the Chinese government.

The application and approval procedure in China for a newly developed drug product has numerous steps. New drug applicants prepare the documentation of pharmacological study, toxicity study and pharmacokinetics and drug metabolism (PKDM) study and new drug samples. Documentation and samples are then submitted to provincial food and drug administration (“provincial FDA”). The provincial FDA sends its officials to the applicant to check the applicant’s research and development facilities and to arrange new drug examination committee meeting for approval deliberations. This process usually takes three months. After the documentation and samples being approved by the provincial FDA, the provincial FDA will submit the approved documentation and samples to SFDA. SFDA examines the documentation and tests the samples and arranges new drug examination committee meeting for approval deliberations. If the application is approved by SFDA, SFDA will issue a clinical trial license to the applicant for clinical trials. The clinical trial license approval typically takes one year. The applicant completes the clinical trial process and prepares documentation and files submitted to SFDA for new drug approval. The clinical trial process usually takes one year or two depending on the category and class of the new drug. SFDA examines the documentation and gives final approval for the new drug and issues the new drug license to the applicant. This process usually takes eight months. The whole process for new drug approval usually takes three to four years.

Insurance Catalogue

Pursuant to the Decision of the State Council on the Establishment of the State Basic Medical Insurance System for Urban Employees and the Implementation Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceuticals for Urban Employees, the Ministry of Labor and Social Security in China established the Insurance Catalogue. The Insurance Catalogue is divided into Parts A and B. The medicines included in Part A are designated by the Chinese governmental authorities for general application. Local governmental authorities may not adjust the content of medicines in Part A. Although the medicines included in Part B are designated by Chinese governmental authorities in the first instance, provincial level authorities may make limited changes to the medicines included in Part B, resulting in some regional variations in the medicines included in Part B from region to region.

Patients purchasing medicines included in Part A are entitled to reimbursement of the costs of such medicines from the social medical fund in accordance with relevant regulations in China. Patients purchasing medicines included in Part B are required to pay a predetermined proportion of the costs of such medicines.

The medicines included in the Insurance Catalogue are selected by the Chinese government authorities based on various factors including treatment requirements, frequency of use, effectiveness and price. Medicines included in the Insurance Catalogue are subject to price control by the Chinese government. The Insurance Catalogue is revised every two years. In connection with each revision, the relevant provincial drug authority collects proposals from relevant enterprises before organizing a comprehensive appraisal. The SFDA then makes the final decision on any revisions based on the preliminary opinion suggested by the provincial drug administration. Other than completing a normal application process, we have no role in the selection of products for inclusion in the Insurance Catalog. We do not pay any fee in order to be listed.

In 2005, our primary product, Xuesaitong Soft Capsules was listed in Part B of the Insurance Catalogue. Xuesaitong Soft Capsules represented more than 80% of our revenue for the years ended December 31, 2006 and for more than 90% of our sales for the year ended December 31, 2005 and three months ended March 31, 2007. Removal of the product from the Insurance Catalogue would adversely affect our total revenue.

We are seeking to have other products listed in the Insurance Catalogue. At present, Xuesaitong Soft Capsules and Sulfadiazine Silver Ointment have already been listed in the Insurance Catalogue. The China Society and Labor Security Department plans to update the Insurance Catalogue every two years, but since 2000, the catalog has only been updated once. It is expected to be updated again after 2007 and we hope to receive approval for listing of our Huangtensu Soft Capsules based on its medicinal attributes and sales, but there is no guarantee that this product will be approved for listing.

Price Controls

Drugs that are listed in the Insurance Catalogue and whose production or trading will constitute monopolies are commonly subject to price control by the Chinese government. The maximum prices of such medicine products are published by the state and provincial administration authorities from time to time. The prices of other medicines that are not subject to price control are determined by the pharmaceutical manufacturers, subject, in certain cases, to providing notice to the provincial pricing authorities. Our primary product, Xuesaitong Soft Capsules, is subject to retail and wholesale price controls.

The price of Xuesaitong Soft Capsules is determined by The National Development and Reform Commission of the PRC. The original price, as approved by the government, was 45 RMB (U.S. $5.63) per box of 24 capsules. Currently, its maximum price has been adjusted to 54.80 RMB (U.S. $6.85) per box of 24 capsules. We have submitted an application to The National Development and Reform Commission of the PRC requesting that the Xuesaitong Soft Capsules be placed into the category of drugs with good quality and low price that benefits from price protection, which, if approved, would exempt our product from price reductions.

Employees

As of March 31, 2007, we had 438 full-time, salaried employees who receive labor insurance. These employees are organized into a union under the labor laws of China and can bargain collectively with us. In addition, we employ over 400 sales representatives who are paid on a commission basis. These representatives are not part of the union. We maintain good relations with our employees.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations. In the last three years, we contributed approximately $115,744, $99,700 and $93,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We expect the amount of our contribution to the government’s social insurance funds to increase in the future as we expand our workforce and operations.

Facilities

We have land use rights to two parcels of land with a total area of approximately 66.7 acres and owns a 161,460 square foot factory. The land use rights for both parcels have terms of 50 years and end in 2048 and 2050. Our principal executive offices are located at No. 2, Jing You Road, Kunming National Economy & Technology Developing District, People’s Republic of China 650217.

Legal Proceedings

In 2003, we were sued by a former employee for allegedly violating his contract and the courts entered a judgment in favor of the employee in 2003 for $128,978, which included litigation costs. We accrued the liability for this loss at December 31, 2003 and paid the amount of the judgment to the employee on April 27, 2004. In 2006, the plaintiff asked the court to force us to pay a penalty in the amount of $100,000 for not paying the judgment in a timely manner. During the court’s review of the request for the penalty, the court froze a bank account of ours that held $105,284. The court has rejected the employee’s claim and the bank account has been unfrozen. The employee has now asserted claims against us for allegedly ruining the employee’s reputation and causing mental anguish. No amount has been recorded on our books in connection with this claim as we believe that no information suggests that it is probable a liability has been incurred and the amount of loss as a result of this litigation cannot yet be reasonably estimated.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following individuals constitute our board of directors and executive management:

Name	Age	Position
Gui Hua Lan	64	Chief Executive Officer and Chairman of the Board
Feng Lan	34	President and Director
Lei Lan	32	Executive Director of Sales
Qiong Hua Gao	40	Chief Financial Officer
Peng Chen	32	Chief Technological Officer
Zheng Yi Wang	61	Executive Director of Exports, Corporate Secretary and Director
Yunhong Guan	38	Director
Mingyang Liao	56	Director
Gene Michael Bennett	59	Director

Gui Hua Lan has been Chief Executive Officer and Chairman of the Board since 1995. Mr. Lan was born in Yulin, Guangxi Province and has a Bachelor’s degree in engineering. He also studied at the Chongqing School of Banking and the University of Yunnan from 1959 to 1966. After graduation, Mr. Lan worked in the fields of finance, media, and government in China. In 1980, Mr. Lan established his own enterprise devoted to research on traditional Chinese medicine. From 1995 to 1999, Mr. Lan served as President of the company. Over the last 25 years, he has overseen the successful commercial development of a large number of traditional Chinese medicine-based drugs and nutritional supplements. He owns over 20 national and international patents and has written and published numerous articles and reports on economics, many of which have been recognized by the World Organization for Traditional Chinese Medicine, Chinese economics and management institutions, and the Chinese Academy of Social Sciences. Mr. Lan also serves as President and Chairman of Kunming Nanguo Biologicial Resources Development Corp., Ltd., a pharmaceutical research company in China, and President and Chairman of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of our company. Mr. Lan also holds a number of prominent political posts, including: Political Commissar of Yunnan Province, committee of special economy association, committee of business association in Yunnan province, Standing Director of Chinese Entrepreneurs, Vice-chairman of the Yunnan Institution of Chinese International Trade Academics Association, Vice-chairman of Yunnan Technique Enterprises Association, president of the chamber of commerce for pharmaceuticals and health foods.

Feng Lan has been President and Director since March 2002. Mr. Lan has a Bachelor’s degree in engineering. Mr. Lan graduated from Yunnan traditional Chinese Medicine College in 1996, where he majored in pharmacology. He also completed graduate studies in pharmacology at the Kunming Medicine College in 2002. Mr. Lan is a senior engineer and an academic leader in Kunming. He joined Kunming in 1996, and was Secretary of the Technical Department from September 1996 to December 1999 and General Engineer from March 2000 to March 2005. In October 2004, he was elected as the new General Manager of the group and also the General Manager of the pharmaceutical company. During his tenure, he has achieved successes such as developing Xuesaitong Soft Capsule and improved production techniques and quality control systems. Mr. Lan also serves as a Director of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of our company. In 1999, he received an engineering certificate. He was awarded third prize of Science and Technology Progress in Yunnan province. In 2002, he was awarded the title of Technician Making Outstanding Contributions to Kunming city.

Lei Lan has been Executive Director of Sales since October 2004 and served as a Director from November 2004 to June 2007. Mr. Lan joined us in 1995 and served as a vice manager of sales from July 1997 to June 1999. He also served as manager of the Yunnan Department from July 1997 to June 1999, where he managed sales within the province. Controller, Marketing Manager, and he also served as Vice General Manager of Sales from June 1999 to January 2002 and he served as Marketing Manager and Controller from June 1999 to January 2002. Mr. Lan graduated from Yunnan Ethnic Academy in July 2005 with a major in economics and management.

Qiong Hua Gao has been Chief Financial Officer since January 2005. Ms. Gao has been with us since 2000. From December 2001 to January 2005, Ms. Gao served as the minister of the finance department. From July 2001 to December 2001, she served as a district accountant for sales, and from July 2000 to July 2001, she served as an accountant in our Yunnan Market Department. From October 1991 to April 2000, Ms. Gao was principal accountant of Kunming Panlong Commercial Building. Ms. Gao graduated from Yunnan finance and trade institute, with an accounting degree. She joined the group in 1997, and has been in positions such as section chief of financial department, financial secretary of sales, and financial secretary of pharmaceuticals.

Peng Chen has been Chief Technological Officer since January 2005. Ms. Chen joined us in 1996 and served as manager of the technology department from October 2001 to December 2004. Ms. Chen has also served as manager of quality control. Ms. Chen graduated from Yunnan traditional Chinese Medicine College in 1996 with a major in pharmacology and completed her graduate study at the Kunming Medicine College in 2002. Ms. Chen is also vice chief physician and has been in positions like section chief of quality control department, vice secretary and secretary of the techniques department.

Zheng Yi Wang has served as Executive Director of Exports since November 2005 and he served as Corporate Secretary and a Director since August 2004. From June 1999 to July 2004, Mr. Wang served as our vice manager of the pharmaceuticals department, where he oversaw the manufacturing operations. Mr. Wang also served as director of the enterprise management department from August 2004 to April 2006 and has served as director of the administration center from May 2006, where he assists in management and executive affairs. Since August 2004, Mr. Wang has been a dispatching director of National Investment Entrepreneur Limited, a bio-resource company. Mr. Wang also serves as a director of Kunming Nanguo Biologicial Resources Development Corp., Ltd., a pharmaceutical research company, and a director of Lan’s Int’l Medicine Investment Co., Limited, the controlling shareholder of our company. Mr. Wang graduated from the Kunming Medicine College in July 1968 with a major in medical treatment.

Yunhong Guan has served as a Director and as Chairman of the Audit Committee since June 2007. Since May 1998, Mr. Guan has served as a partner of Ya Tai Zhong Hui Certificated Public Accounting Co., Ltd., a company providing auditing services. Since March 2006, Mr. Guan has also served as a lawyer at the Yunnan Weizhen Law Firm. From July 1993 to April 1998, Mr. Guan served as a secretary in the secretary office of the board of directors of Kunming Machine Tools Co., Ltd., a company that designs, produces and sells a series of machine tools and parts and technology products such as computers and products which integrate optical, electrical and mechanical components. Since November 2005, Mr. Guan has served as a director and as a member of the audit committee of Yunnan Jinggu Forestry Share Co., Ltd., a company providing forestry processing services. Mr. Guan has a degree in Mechanical Quantity Measuring from China Jiliang University and is a certified public accountant.

Mingyang Liao has served as a Director since June 2007. Since June 1998, Mr. Liao has served as a professor at the Beijing Institute of Pharmacology and Toxicology (the “Institute”). Mr. Liao also served as a vice professor at the Institute from June 1993 to June 1998 and as a researcher at the Institute from December 1975 to June 1993. Mr. Liao holds a bachelor’s degree in medicine from the Tianjiog Medical University and a master’s degree in pharmacology toxicology from the Institute.

Gene Michael Bennett has served as a Director and as a member of the Audit Committee since June 2007. Since June 2004, Mr. Bennett has been a partner at Nexis Investment Consulting Corporation, which assists companies in raising funds and in finding appropriate investments and merger and acquisition candidates. From May 2000 to June 2004, Mr. Bennett served as a partner of ProCFO, a provider of contract chief financial officer services. From 1998 to 2000, Mr. Bennett taught courses in accounting, tax and auditing as a professor and lecturer at the University of Hawaii and Chaminade of Honolulu. Mr. Bennett served as the Chief Financial Officer and as a member of the board of Argonaut Computers, a provider of “information controller” equipment, from 1993 to 1998. Since April 2007, Mr. Bennett has also served as a director and as Chairman of the Audit Committee of Duo Yuan Technologies, Inc., a company that researches, manufactures, sells and services printing equipment, and China Fire & Security Group, Inc., a company that develops, manufactures, and sells products related to fire protection. Mr. Bennett holds a degree in accounting and an MBA in finance from Michigan State University and is an inactive certified public accountant.

Family Relationships

Gui Hua Lan is the father of Lei Lan and Feng Lan, who are brothers. Feng Lan is the spouse of Peng Chen.

The Board of Directors and Committees

Board Composition

Subject to certain exceptions, under the listing standards of the American Stock Exchange (“AMEX”), a listed company’s board of directors must consist of a majority of independent directors. We are exempt from this requirement because we are considered a “controlled company” pursuant to Section 801(a) of the AMEX Company Guide because one of our shareholders, Lan’s Int’l Medicine Investment Co., Limited, owns more than 50% of our voting securities. In addition, small business issuers are permitted to maintain a board of directors comprised of at least 50% independent directors. Currently, our Board of Directors has determined that three of the six members of our Board of Directors are independent under the listing standards of the AMEX, as follows: Guan Yunhong, Mingyang Liao and Gene Michael Bennett.

Audit Committee

We established our audit committee in June 2007. The audit committee consists of Yunhong Guan and Gene Michael Bennett, each of whom is an independent director. Mr. Guan, Chairman of the audit committee, is an “audit committee financial expert” as defined under Item 407(d) of Regulation S-B. The purpose of the audit committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The audit committee’s responsibilities include:

•
The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•
Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

Our Board of Directors does not maintain a separate nominating or compensation committee. Functions and duties customarily performed by such committees are performed by a majority of our independent directors in compliance with the requirements for listing on AMEX. Such responsibilities include:

•
The design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of any equity incentive plans, including the approval of grants under any such plans to our employees, consultants and directors.

•	The review and determination of compensation of our executive officers, including our Chief Executive Officer.

•
The selection of director nominees, the approval of director nominations to be presented for shareholder approval at our annual general meeting and filling of any vacancies on our board of directors, the consideration of any nominations of director candidates validly made by shareholders, and the review and consideration of developments in corporate governance practices.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 6 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2006, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity. We intend to develop such a policy in the near future.

Executive Compensation

The following table summarizes all compensation that we have recorded in each of the last two completed fiscal years for our principal executive officer, our two most highly compensated executive officers other than our principal executive officer whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2006 (collectively, the “Named Executive Officers”).

		Annual Compensation
Name and Position	Year	Salary ($)	Bonus ($)	Total($)

Gui Hua Lan	2006	$7,656	$1,531	$9,187
Chief Executive Officer and	2005	$6,758	$2,785	$9,543
Chairman of the Board

Richard Rappaport(1)	2006	--	--	--
Former President and Director	2005	--	--	--
_______
(1) Mr. Rappaport resigned from all positions with the Company upon the close of the Share Exchange on August 31, 2006.

Grants of Plan-Based Awards in 2006

There were no option grants in 2006.

Outstanding Equity Awards at 2006 Fiscal Year-End

There were no option exercises or options outstanding in 2006.

Option Exercises and Stock Vested in Fiscal 2006

There were no option exercises or stock vested in 2006.

Employment Agreements

Each of Gui Hua Lan, Feng Lan, Qiong Hua Gao, Lei Lan, Peng Chen and Zheng Yi Wang are parties to five year employment agreements with us expiring in December 2009 further to which each employee is paid an annual salary of $7,753, $6,340, $5,024, $4,733, $5,165, and $5,516, respectively. None of the agreements provide for severance upon termination.

Indemnifications of Directors And Executive Officers And Limitations of Liability

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the Effective Time of the Share Exchange, we had not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kunming Shenghuo Pharmaceutical (Group) Co., Ltd.

Kunming Shenghuo Pharmaceutical (Group) Co., Ltd. is a 93.75%-owned subsidiary of our company, which has interlocking executive and director positions with Kunming Shenghuo Pharmaceutical (Group) Co., Ltd. (“Shenghuo China”).

August 2006 Share Exchange

In August 2006, we completed the Share Exchange with Shenghuo China. Shenghuo China’s 93.75% shareholder, Lan’s Int’l Medicine Investment Co., Limited (“LIMI”), exchanged 93.75% of the equity interest of Shenghuo China for the issuance of an aggregate of 16,255,400 shares of our common stock to LIMI and its designees. As of the close of the Share Exchange, LIMI owned 80.5% of our issued and outstanding stock. Gui Hua Lan, Feng Lan and Zheng Yi Wang are directors of LIMI, are officers and directors of Shenghuo China, and were also appointed as executive officers and directors of our company upon closing of the Share Exchange. In addition, Gui Hua Lan, Feng Lan and Zheng Yi Wang owns 62.2%, 5.0% and 1.3%, respectively, of LIMI’s issued and outstanding shares. Each of the foregoing persons disclaims beneficial ownership of the shares held by LIMI except to the extent of his pecuniary interest. Moreover, Lei Lan, the Company’s Executive Director of Sales, and Qiong Hua Gao, our Chief Financial Officer, owns 9.2% and 1.3%, respectively, of LIMI’s issued and outstanding shares. Gui Hua Lan was appointed as our Chief Executive Officer and Chairman of the Board, Feng Lan was appointed as our President and Director, and Zheng Yi Wang was appointed as our Executive Director of Exports, Corporate Secretary and Director.

WestPark Capital, Inc. and SRKP 8, Inc.

Westpark Capital, Inc. acted as the placement agent for the Private Placement, the $1,800,000 equity financing conducted by us on the close of the Share Exchange. For its services as placement agent, WestPark was paid a commission equal to 9.0% of the gross proceeds from the financing, in addition to a 2% non-accountable expense fee, for an aggregate amount fee of $198,000. Richard Rappaport, our President and one of our controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in Westpark, an NASD member. Anthony C. Pintsopoulos, one of our controlling stockholders and an officer and director prior to the Share Exchange, is the Chief Financial Officer of Westpark. Debbie Schwartzberg, one of our controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of Westpark; her note entitles her to a 1.5% interest in the net profits of the parent company of Westpark. Each of Messrs. Rappaport and Pintsopoulos resigned from all of their executive and director positions with us upon the closing of the Share Exchange. In addition, on May 26, 2005, the Company issued 2,700,000 shares of common stock to five accredited investors for aggregate cash consideration of $25,000. These five investors included Richard Rapparport, Anthony Pintsopolous, and Debbie Schwartzberg. It should be noted that any shares held by promoters of the Company may not be sold by such promoters, or their transferees, pursuant to Rule 144 of the Securities Act. This is true for any such sale either before or after the Share Exchange, regardless of technical compliance with the rule.

Sale of Technology from Nanguo to Shenghuo China

Our subsidiary, Shenghuo China, was formed in 1995 as a limited company under the laws of the People’s Republic of China (“PRC”), with Kunming Nanguo Biology Source Development Institute (“Nanguo”) owning approximately 55% of our outstanding equity interests and Guangdong Maoming Huazhou Company (“Guangdong”) owning approximately 45% of our equity interests. In November 1999, Guangdong transferred all of its equity interests to Nanguo, which, as a result, became our 100% parent. Also in November 1999, Nanguo entered into an agreement with the Pharmaceutical Institute of Kunming Medical College (the “College”) to purchase the rights to the technology for the preparation of Sanchi, including the technology of extracting and separating the Sanchi from Panax notoginseng, analysis data, the conditions and methods of synthesize, manufacture and the quality-control. Terms of the agreement required an initial payment of approximately $217,000 and a final payment of approximately $3.9 million upon receiving governmental approval and protection for the developed techniques. In March 2000, Nanguo made an additional net investment of approximately $1.3 million and a new investor, Yunnan Yunwei (Group) Co., LTD (“Yunwei”), made a capital investment of approximately $3.7 million into our company, and in May 2002, a new investor, SDIC Venture Capital Investment, Co., Ltd. (“SDIC”), made an investment of approximately $483,000. In August 2004, Nanguo sold the rights to the technology to our company for approximately $3.5 million, and in January 2005, Nanguo purchased all of the equity interests held by Yunwei for approximately the same amount, resulting in Nanguo becoming our 93.75% parent, and SDIC’s percentage holding in our company became 6.25% of our outstanding equity interests. In 2006, Nanguo transferred its 93.75% interest to Lan’s Int’l Medicine Investment Co., Ltd., a company formed under the laws of Hong Kong (“LIMI”), and we were restructured into Chinese Foreign Equity Joint Venture under the laws of the PRC. LIMI transferred its 93.75% interest in Shenghuo China to us pursuant to the Share Exchange Transaction, which was completed on August 31, 2006.

Loans to and from Insiders

In the past, we have made loans to our officers. As of December 31, 2006 and 2005 we had receivables due from officers in the amount of $nil and $60,462, respectively. All amounts due were paid prior to completion of the transactions contemplated by the Share Exchange Agreement. As of December 31, 2006 and 2005, we had loan receivables due from our parent company in the amount of $nil and $118,000, respectively. There was no interest rate or terms for repayment associated with any of these loans. Also at March 31, 2007 and December 31, 2006, we had payables due to officers in the amount of $72,153 and $288,463, respectively, and due to our former parent company in the amount of $nil and $104,750, respectively. These amounts were due on demand and do not accrue interest.

Purchase of Interests in Subsidiaries

On August 30, 2006, one of our officers agreed to transfer to us a majority of the officer’s equity interest in our subsidiary Kunming Shenghuo Medicine Co., Ltd. (“Medicine”) and another officer agreed to transfer to us a majority of the officer’s equity interest in our subsidiary Kunming Pharmaceutical Importation and Exportation Co., Ltd. (“Import/Export”), leaving each of them with a 1% interest in the subsidiaries, respectively. We paid $24,980 for transfer of the interest of Import/Export and $249,800 for the interest of Medicine. Taking into account the transfers, we own 99% of the equity interests in Import/Export and Medicine.

Director Independence

Subject to certain exceptions, under the listing standards of the AMEX, a listed company’s board of directors must consist of a majority of independent directors. We are exempt from this requirement because we are considered a “controlled company” pursuant to Section 801(a) of the AMEX Company Guide because one of our shareholders, Lan’s Int’l Medicine Investment Co., Limited, owns more than 50% of our voting securities. In addition, small business issuers are permitted to maintain a board of directors comprised of at least 50% independent directors. Currently, our Board of Directors has determined that three of the six members of our Board of Directors are independent under the listing standards of the AMEX, as follows: Guan Yunhong, Mingyang Liao and Gene Michael Bennett.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on 19,119,400 issued and outstanding shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of the outstanding common stock of our company;

•	Each executive officer;

•	Each director; and

•	All of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is c/o China Shenghuo Pharmaceutical Holdings, Inc., No. 2, Jing You Road, Kunming National Economy & Technology Developing District, Peoples Republic of China 650217.

				Percent of Class Beneficially Owned
Name and Address of Beneficial Owner	Title	Beneficially Owned Prior to and After the Offering		Prior to Offering	After Offering(1)

Directors and Executive Officers
Gui Hua Lan	Chief Executive Officer and Chairman of the Board	15,213,000	(2)	79.6%	77.9%

Feng Lan	President and Director	15,213,000	(2)	79.6	77.9

Qiong Hua Gao	Chief Financial Officer	--	(3)	--	--

Lei Lan	Executive Director of Sales	--	(3)	--	--

Peng Chen	Chief Technological Officer	15,213,000	(4)	79.6	77.9

Zheng Yi Wang	Executive Director of Exports, Corporate Secretary and Director	15,213,000	(2)	79.6	77.9

Yunhong Guan	Director	--		--	--

Mingyang Liao	Director	--		--	--

Gene Michael Bennett	Director	--		--	--

Officers and Directors as a Group (total of 9 persons)		15,213,000	(2)	79.6	77.9

5% or more Stockholders
Lan’s Int’l Medicine Investment Co., Limited		15,213,000	(2)	79.6	77.9

(1)	Assumes offering of 400,000 shares without underwriters’ exercise of its 60,000 additional shares to cover over-allotments.

(2)	Represents shares of common stock in the Company held by Lan’s Int’l Medicine Investment Co., Limited, a Hong Kong corporation (“LIMI”), of which Gui Hua Lan, Feng Lan and Zheng Yi Wang are directors and have voting and investment control over the shares owned by LIMI. In addition, Gui Hua Lan, Feng Lan and Zheng Yi Wang own 62.2%, 5.0% and 1.3%, respectively, of LIMI’s issued and outstanding shares. Each of the foregoing persons disclaims beneficial ownership of the shares held by LIMI except to the extent of his pecuniary interest.

(3)	Excludes shares of common stock of the Company held by LIMI. Lei Lan and Qiong Hua Gao own 9.2% and 1.3%, respectively, of LIMI’s issued and outstanding shares; however, Mr. Lan and Ms. Gao do not have voting and investment control over the shares of the Company’s common stock held by LIMI.

(4)	Represents shares of common stock in the Company held by LIMI. Mrs. Chen is the spouse of Feng Lan, who is a director of LIMI. Mrs. Chen may therefore be deemed to be the beneficial owner of the shares held by LIMI. Mrs. Chen disclaims beneficial ownership of the shares held by LIMI except to the extent of her pecuniary interest.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $.0001 par value per share, of which 19,119,400 shares are issued and outstanding as of the date hereof. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock

(i) have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

(ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We may issue up to 10,000,000 shares of our preferred stock, par value $.0001 per share, from time to time in one or more series. Immediately after the Share Exchange, no shares of preferred stock have been issued. Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Warrants

At the closing of the Share Exchange, we issued five year warrants to purchase 100,000 shares of our common stock at a per share exercise price of $2.50 for investor relations services. We agreed to register the warrants in the registration statement that we file to register the common stock issued in our Private Placement that closed on August 31, 2006.

Market Price of Our Common Stock

Our common stock is not currently listed or quoted for trading on any national securities exchange or national quotation system. The American Stock Exchange has approved the listing of our common stock on the American Stock Exchange under the ticker symbol “KUN” subject to official notice of issuance. When our common stock is listed or quoted for trading, the price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of our common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	Concern as to, or other evidence of, the reliability and efficiency of our proposed products and services or our competitors’ products and services;

•	Announcements of innovations or new products or services by us or our competitors;

•	U.S. federal and state governmental regulatory actions and the impact of such requirements on our business;

•	The development of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	The issuance of new equity securities pursuant to a future offering or acquisition;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Investor perceptions of our company; and

•	General economic and other national conditions.

Delaware Anti-Takeover Law and Charter and Bylaws Provisions

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring our company, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Listing

The American Stock Exchange has approved the listing of our common stock on the American Stock Exchange under the ticker symbol “KUN” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will have outstanding an aggregate of 19,519,400 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding warrants. Of these shares, the 400,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale in the public market as follows:

Approximate Number of Shares Eligible for Future Sale	Date
400,000	After the date of this prospectus, freely tradeable shares sold in this offering.

548,600
After the date of this prospectus, these shares will have been registered upon a separate resale registration statement (“Resale Registration Statement”) and will be freely tradeable by certain selling stockholder listed in the resale registration statement.

2,000,000
After the date of this prospectus and after our common stock begins to be traded on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, these shares will automatically be released from the lock up on a monthly basis pro rata over a nine month period.

16,255,400
On August 31, 2007, which is one year after the closing of the share exchange transaction, these shares, which were issued in connection with the share exchange transaction, may be sold under and subject to Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately 195,194 shares immediately after this offering); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold  for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, 144(k) shares could be sold immediately upon the completion of this offering.

Lock-Up Agreement

The investors in our private offering that closed on August 31, 2006, in which we sold 2,000,000 shares of common stock, entered into a lock-up agreement pursuant to which they agreed not to sell their shares until our common stock begins to be traded on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, after which their shares will automatically be released from the lock up on a monthly basis pro rata over a nine month period. We agreed to file a registration statement covering the common stock sold in the private placement within 30 days of the closing of the Share Exchange pursuant to the subscription agreement with each investor. Subject to the lock up agreement, the shares will be freely tradeable upon effectiveness of the registration statement.

Registration

We are also concurrently registering for resale under a separate prospectus up to 2,648,600 shares of our common stock held by the selling stockholders named under the prospectus, including 100,000 shares that have been or may be acquired upon the exercise of warrants. None of these shares are being offered by us and we will not receive any proceeds from the sale of these shares. For additional information, see above under “Prospectus Summary - Relevant Events - Principal Terms of the Share Exchange” and “- The Private Placement.”

In addition, we agreed to file a registration statement with the Securities and Exchange Commission to register (i) 315,400 shares of common stock held by shareholders of our company prior to the share exchange who are affiliates of Westpark Capital, Inc. and (ii) 1,042,400 shares of common stock that were issued to FirstAlliance Financial Group, Inc. and Marvel International Limited as designees of LIMI (the former majority shareholder of Shenghuo China) in connection with the share exchange. We must file the registration statement within ten days after the end of the six month period that immediately follows the date on which we initially filed the registration statement to register the shares issued in the Private Placement, which is September 29, 2006.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated June 14, 2007, the underwriters named below, through their representative WestPark Capital, Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriter	Number of Shares
WestPark Capital, Inc.	400,000

Total	400,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any of such shares are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to some dealers at that price less a concession not in excess of $0.21 per share. There is no reallowance concession for dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms.

We have granted to the underwriters an option, exercisable for up to 60 days after the date of this prospectus, to purchase up to 60,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus solely to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to limited conditions, to purchase approximately the same percentage that the number of shares of common stock to be purchased by each of them, as shown in the foregoing table, bears to the common stock covered by this prospectus.

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

We have agreed to pay the representative a non-accountable expense allowance in the amount of 3% of the gross proceeds from this offering.

Upon the closing of this offering, we have agreed to sell to WestPark Capital, Inc. warrants to purchase up to 40,000 shares of our common stock. The warrants will be exercisable commencing upon their date of issuance at a per share exercise price equal to 120% of the public offering price, subject to standard anti-dilution adjustments for stock splits and similar transactions, and will expire five years from the date of this prospectus. The holders of shares of common stock acquired upon exercise of the warrants have the right to include such shares in any future registration statements filed by us and to demand one registration for the shares. The warrants and underlying shares are deemed by the NASD to be underwriting compensation in connection with this offering pursuant to Conduct Rule 2710 of the NASD. In addition, unless an exemption is available under Conduct Rule 2710(g)(2), these securities will be subject to lock-up restrictions under Conduct Rule 2710(g). Conduct Rule 2710(g) provides that the warrants and underlying shares shall not be sold during this offering or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or underlying shares by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering.

We have also agreed to retain WestPark Capital, Inc. as a consultant to assist us with shareholder and investor matters. The consulting arrangement will be for a period of 12 months, commencing upon the closing of this offering, at a rate of $3,000 per month.

The representative may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over- allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to some limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, the underwriters may make short sales of the issuer’s shares and may purchase the issuer’s shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ “overallotment” option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the issuer’s stock or preventing or retarding a decline in the market price of issuer’s stock. As a result, the price of the issuer’s stock may be higher than the price that might otherwise exist in the open market.

Prior to this offering, there has been no public market of the common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. Among the factors considered in these negotiations will be prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

We estimate that our out of pocket expenses for this offering will be approximately $289,257.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Los Angeles, California. A partner of Kirkpatrick & Lockhart Preston Gates Ellis LLP owns 59,760 shares of common stock of our company. Stubbs Alderton & Markiles, LLP, Sherman Oaks, California is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of China Shenghuo Pharmaceutical Holdings, Inc. as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, appearing in this Prospectus and Registration Statement have been audited by Hansen, Barnett & Maxwell, PC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We filed a Form 10-SB with the SEC and, as a result, we are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2007 (Unaudited) and December 31, 2006 and 2005	F-3

Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2007 and 2006 (Unaudited) and for the Years Ended December 31, 2006 and 2005	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2005 and 2006 and for the Three Months Ended March 31, 2007 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007 and 2006 (Unaudited) and for the Years Ended December 31, 2006 and 2005	F-6

Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Shenghuo Pharmaceutical Holdings, Inc.

We have audited the accompanying consolidated balance sheets of China Shenghuo Pharmaceutical Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Shenghuo Pharmaceutical Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

April 14, 2007

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2006	2005
ASSETS:	(Unaudited)
Current Assets:
Cash and cash equivalents	$1,719,115	$3,691,438	$1,104,043
Restricted cash	106,625	474,576	384,395
Accounts receivable, less allowance for doubtful accounts of $1,519,985 at March 31, 2007 (unaudited) and $794,468 and $959,668 at December 31, 2006 and 2005, respectively	11,874,301	9,907,184	2,340,346
Employee advances, less allowance for doubtful accounts of $1,497,080 at March 31, 2007 (unaudited) and $1,429,426 and $658,401 at December 31, 2006 and 2005, respectively	4,027,954	3,130,045	1,976,868
Advances to suppliers	299,362	46,620	84,434
Inventory, net of reserve for obsolescence of $120,297 at March 31, 2007 (unaudited) and $111,128 and $0 at December 31, 2006 and 2005, respectively	2,497,123	2,581,519	4,305,377
Receivable from related parties	661,035	76,751	178,133
Other current assets	13,562	17,454	56,062
Total Current Assets	21,199,077	19,925,587	10,429,658
Property, plant and equipment, net of accumulated depreciation of $3,528,240 at March 31, 2007 (unaudited) and $3,333,305 and $2,606,685 at December 31, 2006 and 2005, respectively	7,509,883	7,554,747	8,161,847
Intangible assets, net of accumulated amortization of $27,242 at March 31, 2007 (unaudited) and $22,569 and $0 at December 31, 2006 and 2005, respectively	625,765	624,426	638,693
Deferred income taxes	699,026	655,223	368,247
TOTAL ASSETS	$30,033,751	$28,759,983	$19,598,445

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts payable	$800,821	$764,636	$946,216
Accrued expenses	1,940,717	1,966,822	930,057
Deposits	2,809,867	1,573,426	946,319
Payable to related parties	72,153	393,213	585,394
Short-term notes payable	8,634,688	12,758,426	9,426,457
Advances from customers	289,920	342,531	246,382
Taxes and related payables	2,049,008	3,057,471	1,065,030
Unearned revenue	-	-	201,516
Current portion of long-term debt	1,291,831	-	272,295
Total Current Liabilities	17,889,005	20,856,525	14,619,666
Long-Term Debt	2,583,662	-	2,477,278
Total Liabilities	20,472,667	20,856,525	17,096,944

Minority Interest in Net Assets of Subsidiaries	483,783	385,067	331,451

Stockholders' Equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares outstanding at March 31, 2007 (unaudited) and 0 shares outstanding at December 31, 2006and 2005, respectively	-	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 19,119,400 shares issued and outstanding at March 31, 2007 (unaudited) and 19,119,400 and 16,227,200 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,912	1,912	1,626
Additional paid-in capital	4,829,633	4,829,633	2,659,134
Statutory reserves	147,023	147,023	147,023
Retained earnings	3,792,125	2,318,950	(682,546)
Other comprehensive income, foreign currency translation	306,608	220,873	44,813
Total Stockholders' Equity	9,077,301	7,518,391	2,170,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,033,751	$28,759,983	$19,598,445

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005
	(Unaudited)	(Unaudited)

Sale of Products	$4,327,125	$4,472,521	$19,959,971	$11,066,783
Cost of Products Sold	1,141,698	1,613,417	6,400,234	4,218,341
Gross Profit	3,185,427	2,859,104	13,559,737	6,848,442

Operating Expenses:
Selling expense	1,602,824	951,666	5,255,907	3,158,503
General and administrative expense	973,606	685,249	3,903,287	868,582
Research and development expense	2,877	4,758	28,001	132,282
Total Operating Expenses	2,579,307	1,641,673	9,187,195	4,159,367

Income from Operations	606,120	1,217,431	4,372,542	2,689,075

Other Income (Expense):
Interest income	6,462	1,025	7,791	13,436
Non-operating income	1,218	52,456	105,053	26,654
Interest expense	(180,183)	(206,926)	(757,432)	(522,530)
Non-operating expenses	-	(4,872)	(6,932)	(20,843)
Net Other Expense	(172,503)	(158,317)	(651,520)	(503,283)

Income Before Income Taxes	433,617	1,059,114	3,721,022	2,185,792
Benefit from (provision for) income taxes	1,137,478	(228,002)	(406,082)	(445,467)
Minority interest in income of subsidiaries	(97,920)	-	(313,444)	(51,626)
Net Income	$1,473,175	$831,112	$3,001,496	$1,688,699
Foreign currency translation adjustment	85,735	13,768	176,060	46,865
Comprehensive Income	$1,558,910	$844,880	$3,177,556	$1,735,564

Basic and Diluted Earnings Per Share	$0.08	$0.05	$0.17	$0.10

Weighted-Average Shares Outstanding	19,119,400	16,227,200	17,198,308	16,227,200

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

						Accumulated
			Additional		Retained	Other	Total
	Common Stock		Paid-in	Statutory	Earnings	Comprehensive	Stockholders'
	Shares	Amount	Capital	Reserves	(Deficit)	Income (Loss)	Equity

Balance, December 31, 2004	16,227,200	$1,626	$2,659,134	$82,857	$(2,307,079)	$(2,052)	$434,486
Net income for the year	-	-	-	64,166	1,624,533	-	1,688,699
Foreign currency translation adjustment	-	-	-	-	-	46,865	46,865

Balance, December 31, 2005	16,227,200	1,626	2,659,134	147,023	(682,546)	44,813	2,170,050
Conversion of common shares to minority interest	(1,014,200)	(101)	(223,211)	-	-	-	(223,312)
Issuance of common shares for services	1,242,400	121	1,118,040	-	-	-	1,118,161
Issuance of warrants for services	-	-	11,240	-	-	-	11,240
Issuance of common shares for cash, net of offering costs	2,000,000	200	1,264,496	-	-	-	1,264,696
Issuance to acquire SRKP 8	664,000	66	(66)	-	-	-	-
Net income for year	-	-	-	-	3,001,496	-	3,001,496
Foreign currency translation adjustment	-	-	-	-	-	176,060	176,060

Balance, December 31, 2006	19,119,400	1,912	4,829,633	147,023	2,318,950	220,873	7,518,391

Net income for period	-	-	-	-	1,473,175	-	1,473,175
Foreign currency translation adjustment	-	-	-	-	-	85,735	85,735

Balance, March 31, 2007 (Unaudited)	19,119,400	$1,912	$4,829,633	$147,023	$3,792,125	$306,608	$9,077,301

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net income	$1,473,175	$831,112	$3,001,496	$1,688,699
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	166,155	154,606	660,632	585,307
Deferred income taxes	(37,177)	(118,929)	(269,261)	10,876
Minority interest in income of subsidiaries	97,920	-	313,444	51,626
Stock issued for services	-	-	1,118,161	-
Warrants issued for services	-	-	11,240	-

Change in current assets and liabilities:
Accounts receivable	(1,861,831)	(2,639,402)	(7,335,970)	(933,769)
Employee advances	(863,563)	(114,270)	(1,066,054)	670,892
Advances to suppliers	(251,294)	17,372	39,742	7,100
Inventory	109,494	780,414	1,826,375	(446,130)
Other current assets	4,048	9,899	39,610	(22,525)
Accounts payable	28,511	(41,231)	(208,173)	450,836
Accrued expenses and deposits	1,170,728	782,881	1,569,452	275,044
Advances from customers	(55,780)	27,103	86,270	(2,979,234)
Unearned revenue	-	2,156	(203,826)	86,909
Taxes and related payables	(1,034,633)	1,073,666	1,917,263	554,471
Net Cash (Used in) Provided by Operating Activities	(1,054,247)	765,377	1,500,401	102

Cash Flows from Investing Activities:
Receivable from related parties	(579,050)	153,695	(37,795)	(129,216)
Restricted cash	371,186	384,395	(76,001)	(384,395)
Capital expenditures	(42,233)	3,723	(180,737)	(757,432)
Acquisition of land use rights	-	-	(20,295)	(627,797)
Notes receivable	-	151,137	-	-
Net Cash (Used in) Provided by Investing Activities	(250,097)	692,950	(314,828)	(1,898,840)

Cash Flows from Financing Activities:
Payable to related parties	(323,676)	(645,013)	-	576,124
Purchase of minority interest	-	-	(274,780)	-
Payments on long-term loans	-	-	-	(2,096,720)
Proceeds from short and long-term loans	8,470,252	-	2,581,672	9,867,176
Payments on short-term loans	(8,843,200)	(633,941)	(2,401,605)	(6,064,640)
Issuance of common stock	-	-	1,264,696	-
Net Cash (Used in) Provided by Financing Activities	(696,624)	(1,278,954)	1,169,983	2,281,940

Effect of exchange rate changes on cash	28,645	6,537	231,839	30,574
Net Increase (Decrease) in Cash and Cash Equivalents	(1,972,323)	185,910	2,587,395	413,776
Cash and Cash Equivalents at Beginning of Period	3,691,438	1,104,043	1,104,043	690,267
Cash and Cash Equivalents at End of Period	$1,719,115	$1,289,953	$3,691,438	$1,104,043

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005
	(Unaudited)	(Unaudited)
Supplemental Information
Cash paid for interest	$180,183	$206,926	$757,432	$74,863

Noncash investing and financing activities
Reduction in carrying amount of assets related to
acquisition of minority interest	$-	$-	$440,158	$-
Conversion of common shares to minority interest	-	-	223,312	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Nature of Business - China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “the Parent” or “the Group”) and its subsidiaries designs, develops, markets, exports and sells pharmaceutical, nutritional supplements and cosmetic products throughout the People’s Republic of China (PRC) and abroad. The Company also conducts research and development for third parties as well as for itself using the medicinal herb Panax notoginseng, also known as Sanqi, Sanchi, or Tienchi and sells pharmaceutical, nutritional supplements and cosmetic products that contain this herb, which is grown in two provinces in the PRC. Sales from the cosmetic products represent less than 10% of total Company sales and revenue. The Company does not maintain accounting records by line of business as the Company’s subsidiaries sell products from multiple lines of business and management evaluates each subsidiary as a separate entity.

Organization - The Company was organized under the laws of the State of Delaware on May 24, 2005. On August 31, 2006, the Company consummated a share exchange agreement, as amended (“Agreement”), with Lan’s Int’l Medicine Investment Co., a Hong Kong corporation, and a shareholder holding 93.75% of the equity interest of Kunming Shenghuo Pharmaceuticals Co., Ltd. (“Shenghuo”) whereby the Company, in exchange for 15,213,000 shares of its common stock, acquired 93.75% of Shenghuo’s shares.

In addition, the Company agreed to cancel 2,036,000 shares of its common stock; issue 1,242,400 shares of its common stock and warrants to purchase 100,000 shares of its common stock (the “Warrants”) for services rendered, and issue 2,000,000 shares for $1,800,000 cash (less costs of $535,304).

There was no written agreement for the services to be performed in connection with the 1,242,400 shares of common stock or the 100,000 warrants. The shares issued for services were valued at $0.90 per share. This value was taken from the value of the shares issued for cash on the same day. In accordance with FAS 123(R), as the fair value of the common shares could more reliably be measured than the fair value of the services, the fair value of the shares was used to measure the transaction. In accordance with EITF 96-18, the measurement date was determined to be the date of the Agreement as there was no contract that specifically outlined the commitment date or the performance date for the shares issued for services. Further, in accordance with the guidance given in EITF 00-18, the shares were expensed on the date of the agreement as all shares vested immediately.

The Warrants also vest immediately, have an exercise price of $2.50, and expire five years from the date of issue. The Warrants were valued using the Black Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, estimated life of 5 years, estimate market price of $0.90, volatility of 44.96% and a risk-free interest rate of 4.73%. This resulted in a fair value of $0.1124 per warrant for a total value of $11,240 for the 100,000 warrants.

As part of several agreements, the Company agreed to register the 1,242,400 shares of its common stock and the Warrants. The Company also agreed to register the 2,000,000 shares of common stock that were to be issued for cash and the 664,000 shares of common stock that were held by the Company’s shareholders immediately prior to the Agreement.

As part of these agreements, the Company agreed to a penalty provision with certain shareholders. If the Company fails to register the 2,000,000 shares that were issued for cash due to failure on the part of the Company, the Company will pay to those shareholders a cash payment equal to 0.0333% of the purchase price of their respective shares for each business day of the failure. There is no maximum potential consideration to be transferred. The Company is required to file the registration statement no later than thirty days after the consummation of the agreement and shall use reasonable best efforts to cause such Registration Statement to become effective within one hundred and fifty (150) days after the consummation of the agreement, or one hundred eighty (180) days after the consummation of the agreement if the Registration Statement is subject to a full review by the SEC. The Company is also required to use its reasonable best efforts to maintain the Registration Statement effective for a period of twenty-four (24) months at the Company’s expense.

Similarly, if the Company fails to register 315,400 of the shares that were outstanding prior to the Agreement or the 1,042,400 shares issued for services rendered, due to failure on the part of the Company, additional shares of its common stock shall be issued to the respective shareholders in the amount of 0.0333% of their respective shares for each calendar day until the registration becomes effective. Correspondingly, there is no maximum potential consideration to be transferred in connection with the registration of these shares. Further, the Company shall file a registration statement no later than the tenth (10) day after the end of the six (6) month period that immediately follows the filing date of the initial registration statement (the “Required Filing Date”). The Company shall use reasonable best efforts to cause such registration statement to become effective within one hundred and twenty (120) days after the Required Filing Date or the actual filing date, whichever is earlier, or one hundred fifty (150) days after the Required Filing Date or the actual filing date, whichever is earlier, if the registration statement is subject to a full review by the SEC. In addition, the Company shall use its reasonable best efforts to maintain the registration statement effective for a period of twenty-four (24) months at the Company’s expense. There is no penalty associated with the other shares or the Warrants.

The Company considers any probability of payment of either of these penalties to be remote as both are on a best efforts basis and the Company intends to and has resources available to comply with all requirements listed above. Therefore, there are no liabilities accrued or gains or losses resulting from changes to this liability included in the financial statements.

Because the shares issued by the Company to Shenghuo’s shareholders in the aforementioned transaction represented a controlling interest, the transaction has been accounted for as a recapitalization or reverse merger with Shenghuo being considered the acquirer. The accompanying consolidated financial statements have been restated on a retroactive basis to present the capital structure of Shenghuo as though it were the reporting entity.

In October 1995, Shenghuo was formed under the laws of the Peoples Republic of China (“PRC”) and subsequently acquired an 80% interest in both Kunming Shenghuo Medicine Co., Ltd. (“Medicine”) and Kunming Pharmaceutical Importation and Exportation Co., Ltd. (“Import/Export”), and a 98.18% interest in Kunming Shenghuo Cosmetics Co., Ltd. (“Cosmetic”). All of these entities were also formed in and operate within the PRC. Stockholder’s equity was represented by share capital and no shares were outstanding prior to August 31, 2006. Share capital of Shenghuo prior to the consummation of the agreement was $2,660,760. On August 30, 2006, the minority shareholders of Medicine agreed to transfer 19% of their 20% interest to Shenghuo for $249,800. Also on August 30, 2006, the minority shareholders of Import/Export agreed to transfer 19% of their 20% interest to Shenghuo for $24,980. Subsequent to these transfers, Shenghuo owns 99% of the equity interests in Medicine and Import/Export.

In September, 2006 Shenghuo formed Kunming Beisheng Tech Development Ltd. “Beisheng”, under the laws of the PRC as its partially owned subsidiary for the purpose of doing research and development on bio-tech products, health-care products and cosmetics, import and export business on medicines, equipment and pharmaceutical technologies. Upon formation, Shenghuo owned 70% of Beishing. There were no operations for Beisheng for the year ended December 31, 2006.

Interim Unaudited Financial Statements - The accompanying unaudited condensed consolidated financial statements of the Company and its subsidiaries at March 31, 2007 and 2006 and for the three months ended March 31, 2007 and 2006 reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of Management, are necessary to present fairly the consolidated financial position and results of operations of the Company for the periods presented. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2 - BUSINESS CONDITION

As of March 31, 2007 the Company had a net working capital of $3,310,072. In addition, the Company has outstanding at March 31, 2007 an aggregate of $8,634,688 and $1,291,831 of short-term notes payable and current portion of long term debt, respectively. The Company intends to borrow from banks when the debts are due, leaving no cash shortage, but the Company will have to pay interest on the borrowed funds in order to pay off the short-term loans. The current long-term debt is secured by a mortgage on the Company’s assets. Also, as of March 31, 2007 the Company has $2,049,008 of accrued taxes and related payables. The Company intends to meet cash flow requirements related to these taxes and interest on borrowed funds, through collection of accounts receivable and additional capital contributions. Management believes cash flows will be sufficient for the Company’s operating needs over the next twelve months but there is no assurance that this will be the case.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the United States Securities and Exchange Commission. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (“CNY”); however, the consolidated financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations have been translated using the weighted average exchange rates prevailing during the operating periods of each statement.

Principles of Consolidation - The accompanying consolidated financial statements present the operations of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Values of Financial Instruments— The carrying amounts reported in the consolidated balance sheets for accounts receivables, employee advances, advances to suppliers, accounts payable, accrued liabilities and advances from customers approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents - The Company’s cash and cash equivalents are maintained in bank deposit accounts. The Company has not experienced any losses with respect to these deposits. Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less. The Company did not enter into any hedge contracts during any of the periods presented.

Accounts Receivable and Allowance for Doubtful Accounts - Trade receivables are carried at original invoiced amounts less an allowance for doubtful accounts. An allowance for uncollectible accounts receivable is established by charges to operations for amounts required to maintain an adequate allowance, in management’s judgment, to cover anticipated losses from customer accounts and sales returns. Such accounts are charged to the allowance when collection appears doubtful. Any subsequent recoveries are credited to the allowance account. Customers that have outstanding balances for longer than three months have their credit curtailed. The Company believes that the allowance for doubtful accounts is consistent with industry standards in the PRC based on the products that are being sold.

Employee Advances - Employee advances are presented net of an estimated allowance for doubtful advances. As time passes from when advances are made to employees for travel and related expenses, the Company will create an allowance for these older receivables as the likelihood of collection from each particular employee decreases as their respective advances age.

Inventory - Inventories are stated at weighted average cost. When market value of the inventory products is lower than the weighted average cost, inventory is reduced to its net realizable value. The Company holds inventory on consignment, which consists principally of pharmaceutical products.

Property and Equipment - Property and equipment are stated at cost. Maintenance and depreciation are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts. The Company reviews its property and equipment periodically for changes in circumstances that would indicate its recoverable carrying value is less than its net book value. If such circumstances occur, impairment is charged to such items.

Intangible Assets - Acquisition costs of land use rights are capitalized at their acquisition cost and amortized using the straight-line method over their estimated useful lives. For those intangible assets with legal protection over a specific period, their useful life is the protected period. Assets that do not have legal protection periods are amortized over their estimated useful life. Research and development costs are expensed during the period incurred.

Impairment of Long-Lived Asset - The Company reviews its long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in measuring whether the assets are recoverable. As of March 31, 2007, the Company does not consider any of its long-lived assets to be impaired.

Deposits and Accrued Expenses - Accrued expenses consists of accrued commission expense, accrued payroll expense, and accrued welfare expense. Deposits consist of funds paid by the selling representatives held by the Company until the selling representatives no longer provide services to the Company, at which time the deposit is returned to the selling representative.

Advances to Suppliers and Advances from Customers - The Company will often make advanced payments to suppliers for materials, or receive advance payments from customers in the normal course of business. Advances to suppliers were $299,362, $46,620 and $84,434 as of March 31, 2007, December 31, 2006 and 2005, respectively. The advance payments to suppliers may include provisions that set the purchase price and delivery date of raw materials. Advances from customers were $289,920, $342,531 and $246,382 as of March 31, 2007, December 31, 2006 and 2005, respectively.

Revenue Recognition - The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The Company recognizes revenue for its consignment sales only after the customer has checked the quality of the goods and the Company has received a written confirmation from the customer that they have accepted the goods.

Cost of Revenues - The cost of revenues are the direct expenses incurred in producing the pharmaceuticals and cosmetics, which include materials, wages, handling charges, and a portion of overhead expenses associated with the manufacture and delivery of products.

Shipping and Handling Costs - Shipping and handling billed to customers is recorded as revenue. Shipping and handling costs are included in cost of revenues.

Research and Development - The Company charges research and development costs to operations in the period incurred. The Company recognizes revenue from research and development activities in accordance with their revenue recognition policy as stated above. Because in many cases the Company cannot be assured that the terms of specific contracts can be fulfilled, the Company recognizes revenue only after all terms of a contract are complete.

Advertising - Advertising expense was $17,114 and $9,117 for the three months ended March 31, 2007 and 2006, respectively. Advertising expense was $9,396 and $99,272 for the years ended December 31, 2006 and 2005, respectively.

Basic and Diluted Earnings per Share - Basic and diluted earnings per share are calculated by dividing net earnings attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are calculated to give effect to potentially issuable dilutive common shares. Potentially dilutive securities as of March 31, 2007 are comprised of warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share. The effect of these warrants is excluded from the computation of diluted net income per share because the exercise price of the warrants is greater than the fair value of the underlying shares on March 31, 2007 and December 31, 2006. Since the Company’s shares are not currently listed or quoted for trading in any active market, these shares have been valued at $0.90 which is what the Company’s shares were sold at in the most recent offering completed in August 2006. As a result, there are no potentially dilutive securities outstanding as of March 31, 2007. There were no potentially dilutive shares at March 31, 2006 or December 31, 2005.

Retirement Benefit Plans - The Company makes monthly contributions to various employee retirement benefit plans organized by provincial governments in the PRC in accordance with rates prescribed by them. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Registration Rights Agreements - The Company accounts for registration payment arrangements under FSP 00-19-2 which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate arrangement or included as a provision of a financial instrument or arrangement, should be separately recognized and measured in accordance with FASB No. 5, Accounting for Contingencies (SFAS No. 5). The Company adopted FSP 00-19-2 upon its issuance and has accounted for registration payments discussed in these financial statements in accordance with this guidance. See Note 1.

Comprehensive Income - Other comprehensive income presented in the consolidated financial statements consists of cumulative foreign currency translation adjustments.

Credit Risk - The carrying amounts of accounts receivable included in the balance sheets represent the Company’s major exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition. It maintains allowances for doubtful accounts and such allowances in the aggregate have not exceeded management’s estimations.

Recently Enacted Accounting Standards - In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN-48”), “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, FIN-48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. The provisions of FIN-48 are effective for financial statements for fiscal years beginning after December 15, 2006. Accordingly, the Company is to adopt FIN-48 on January 1, 2007. The adoption of FIN-48 is not expected to have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 retains the exchange price notion in earlier definitions of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. Moreover, the SFAS states that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. Consequently, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Finally, SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Entities are encouraged to combine the fair value information disclosed under SFAS No. 157 with the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” where practicable. The guidance in this Statement applies for derivatives and other financial instruments measured at fair value under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” at initial recognition and in all subsequent periods.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although earlier application is encouraged. Additionally, prospective application of the provisions of SFAS No. 157 is required as of the beginning of the fiscal year in which it is initially applied, except when certain circumstances require retrospective application. The Company is currently evaluating the impact of this statement on its results of operations or financial position of the Company.

In February, 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect SFAS 159 to have a material impact on its results of operation or financial position.

NOTE 4 - INVENTORY

Inventory consisted of the following:

	March 31,	December 31,
	2007	2006	2005
	(unaudited)
Raw materials	$930,408	$843,163	$511,224
Work-in-process	490,661	546,156	1,180,014
Finished goods	927,441	620,676	1,574,508
Product on consignment	268,870	682,652	1,039,631

Total Inventory	$2,617,380	$2,692,647	$4,305,377

Less: Provision for obsolescence	(120,257)	(111,128)	-

Net Inventory	$2,497,123	$2,581,519	$4,305,377

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property and equipment consisted of the following:

	March 31,	December 31,
	2007	2006	2005
	(unaudited)
Buildings and land use rights	$5,428,672	$5,374,007	$5,367,153
Machinery	4,913,550	4,832,776	4,801,762
Other equipment	339,813	328,706	307,116
Vehicles	356,088	352,563	292,501
Total	11,038,123	10,888,052	10,768,532
Less accumulated depreciation	(3,528,240)	(3,333,305)	(2,606,685)
Net property, plant and equipment	$7,509,883	$7,554,747	$8,161,847

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which were as follows:

Life
Asset	(years)
Buildings and land use rights	30 - 50
Machinery	3 - 20
Other equipment	3 - 10
Vehicles	3 - 10

Depreciation and amortization expense was $166,155 and $154,606 for the three months ended March 31, 2007 and 2006, respectively, and $660,632 and $585,307 for the years ended December 31, 2006 and 2005, respectively.

NOTE 6 - INTANGIBLE ASSETS

At December 31, 2006 the Company’s intangible assets consist of land use rights that were not currently being utilized but were held for future use as building sites. When utilized in the construction of buildings, the land use rights are reclassified as property, plant and equipment and are depreciated using the straight-line method over the remainder of their 50-year life. Estimated aggregate future amortization expense for the succeeding five years and thereafter as of December 31, 2006 is as follows:

2007	$18,070
2008	17,622
2009	17,622
2010	16,553
2011	15,542
Thereafter	539,017

NOTE 7 - NOTES PAYABLE

The Company’s notes payable consist of short and long-term debt that is payable to banks, governmental financial bureaus, municipalities and a company. The cash deposits that secure the short-term debt payable to banks have been classified as restricted cash on the balance sheet. The following schedule summarizes the Company’s debt obligations and respective balances at March 31, 2007, December 31, 2006 and 2005:

	March 31,	December 31,
	2007	2006	2005
	(unaudited)
Short-term notes payable to banks, interest at 5.3 to 6.1%,
various maturity dates, secured by property, plant,
equipment and intangible assets	$8,396,901	$9,593,860	$9,042,062
Short-term notes payable to suppliers, no interest rate,
various maturity dates, secured by cash deposits	106,625	474,576	384,395
Long-term note payable to a municipality, no interest rate,
due on demand, unsecured	64,592	63,959	61,932
Long-term note payable to a finance bureau, interest at
1.5%, matured January 2003, unsecured	66,570	65,918	63,829
Long-term note payable to a bank, interest at 5.0%, matures
June 2023, secured by property	-	-	134,600
Long-term note payable to a bank, interest at 6.3%, matures
September 2007, secured by intangible assets	3,875,493	1,279,181	1,238,639
Long-term note payable to a bank, interest at 5.8%, matures
March 2007, secured by machinery	-	1,279,181	1,238,639
Long-term note payable to a bank, interest at 5.5%, matures
January 2007, secured by vehicle	-	1,751	11,934
	12,510,181	12,758,426	12,176,030
Less short-term notes and current maturities of long-term debt	9,926,519	12,758,426	9,698,752
Long-term notes payable, net of current portion	2,583,662	-	2,477,278

Current portion of long-term debt past due	$66,570	$65,918	$63,829

In March 2007, the Company refinanced a maturing $7.0 million short term note through two new bank notes. The first note has a balance of $3.2 million and matures on March 29, 2008. The other note has a balance of $3.8 million and matures on March 29, 2010 with principal payments of $1.3 million due on March 29, 2008 and 2009.

NOTE 8 - STOCKHOLDERS’ EQUITY

According to the Articles of Association, the Company is required to transfer a certain portion of its net profits to Statutory Reserves, as determined under PRC accounting regulations, from net income to both the surplus reserve fund and the public welfare fund. Accordingly, the Company has recorded an aggregate of $147,023 in the Statutory Reserves account in the equity section of the accompanying balance sheet as of March 31, 2007, December 31, 2006 and 2005.

NOTE 9 - RELATED PARTY TRANSACTIONS

As of March 31, 2007 and December 31, 2006, the Company had receivables due from a related party in the amount of $661,035 and $76,751, respectively. As of December 31, 2005, the Company had receivables from officers in the amount of $60,462 and from a related party in the amount of $117,671, respectively. There was no interest rate or terms for repayment associated with any of these receivables.

At March 31, 2007, December 31, 2006 and 2005 the amounts payable to officers were $72,153, $288,463 and $397,344, respectively. At March 31, 2007, December 31, 2006 and 2005 the amounts payable to the related party were $0, $104,750 and $188,050, respectively. These amounts are due on demand and do not accrue interest.

During 1999 the Company entered into an agreement through its variable interest parent company whereby it acquired the rights to utilize certain techniques for fabricating and manufacturing products using the natural herb Sanchi. Terms of the agreement required an initial payment of $217,202 and a final payment of $3,885,496 upon receiving governmental approval and protection for the developed techniques. As of July 13, 2006, such approvals had not been obtained and the parties to the agreement mutually agreed to terminate the agreement and the Company was allowed to retain the rights to the techniques and ownership of any research and development that had been undertaken with respect to the techniques.

NOTE 10 - INCOME AND OTHER TAXES

The Company is not subject to any income taxes in the United States, but is subject to corporate income tax in the PRC at a rate of 30% and a local income tax rate of 3%. However, because the Parent is located in a special region, it has a 15% corporate income tax rate. The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and any tax credit carry forwards available. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has established a valuation allowance for all deferred income tax assets of Cosmetics due to the uncertainty of their realization. Income taxes payable are included in taxes and related payables on the accompanying balance sheets. Income taxes are not required to be paid to the PRC until after the end of the Company’s fiscal year.

The Company is also subject to Value Added Tax (“VAT”) and other miscellaneous taxes including city construction tax, turnover tax and consumption tax. All enterprises that sell commodities, engage in repair and maintenance or import and export business in the PRC are subject to VAT tax. The standard rate for VAT tax is 17%. Once declared, VAT taxes are due on a monthly basis. Taxes and related payables are composed of the following:

	March 31,	December 31,
	2007	2006	2005
	(unaudited)
VAT taxes	$1,764,255	$1,645,405	$379,980
Income taxes	245,623	1,373,122	644,977
Other taxes	39,130	38,944	40,073
Total taxes and related payables	$2,049,008	$3,057,471	$1,065,030

As shown in the above table, the Company has significant accruals for both VAT taxes and income taxes. Because in the past the Company has not filed tax returns in accordance with generally accepted accounting principles in the PRC, payments have not been made on a timely basis to the PRC government. The accrual above is sufficient to cover all taxes and related charges that should be remitted to the government as of the corresponding dates presented above.

On March 15, 2007, the Company’s majority owned subsidiary, Medicine was granted an approval of their application by the government of the PRC for relief of income taxes for the years ended December 31, 2006 and 2005. As a result, Medicine recognized an aggregate of $1,099,401 in income taxes that are no longer payable as of March 15, 2007. The amount has been recognized under the caption “Benefit from (provision for) income taxes” in the accompanying Consolidated Statement of Operations and Comprehensive Income for the three months ended March 31, 2007.

The Company expects to correct any errors in the filing of their VAT tax returns and to remit these taxes during the fiscal year ended December 31, 2007.

The temporary differences and carryforwards which give rise to the deferred income tax asset are as follows:

	December 31,
	2006	2005

Net operating loss carryforwards	$339,628	$270,125
Allowance for doubtful trade receivables	322,342	249,128
Allowance for doubtful other receivables	355,158	131,492
Total deferred income tax assets	1,017,128	650,745
Valuation allowance	(361,905)	(282,498)
Net deferred income tax asset	$655,223	$368,247

Following is a reconciliation of income taxes calculated at the federal and local statutory rates to actual income tax expense:

	For the Year
	Ended December 31,
	2006	2005

Tax at statutory rate of 33%	$1,066,865	$721,311
Benefit of favorable rate	(460,230)	(373,929)
Benefit of operating loss carryforwards	(32,127)	-
Change in valuation allowance	(168,426)	98,085
Provision for (benefit from) income taxes	$406,082	$445,467

The provision for income taxes consisted of the following:

	For the Year
	Ended December 31,
	2006	2005

Current	$606,635	$465,727
Deferred	(200,553)	(20,260)
Provision for (benefit from) income taxes	$406,082	$445,467

NOTE 11 - LEASES

The Company has entered into agreements to lease land, buildings and certain equipment. The Company’s rent expense for the three months ended March 31, 2007 and 2006 was $1,026 and $2,790, respectively. The Company’s rent expense for the years ended December 31, 2006 and 2005 was $9,990 and $9,990, respectively. Future minimum lease payments under the agreements as of December 31, 2006 are as follows:

	December 31,
	2007	2008	Total
Future lease payment commitments	$12,204	$11,187	$23,391

NOTE 12- COMMITMENTS AND CONTINGENCIES

Economic environment - Since all of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and foreign currency exchange rate fluctuations. The Company’s operational results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to medical reforms and other laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. In addition, all of the Company’s revenue is denominated in the PRC’s currency CNY, which must be converted into other currencies before remittance out of the PRC. Both the conversion of CNY into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government.

Dependence on a single raw material - The primary ingredient in all of the Company’s products is Sanchi, an herb grown in two provinces of the PRC. The Company relies on its in-house purchasing department to acquire sufficient Sanchi at reasonable prices and may on occasion make advance payments to suppliers that include provisions for setting the purchase price and delivery date. However, the Company is not reliant on a single source or supplier in order to obtain the Sanchi.

Contingent Liability - The Company was sued by a former employee for violation of his contract and the courts entered a judgment in favor of the employee in 2003 for $128,978, which included litigation costs. The Company accrued the liability for this loss at December 31, 2003 and paid the amount of the judgment on April 27, 2004. In 2006, the plaintiff has asked the court to have the Company pay a penalty for not paying the judgment timely in the amount of $100,000. The court had frozen a bank account that had $105,284. During the fourth quarter of 2006, the court rejected the request for the penalty and released the funds back to the Company. The employee has now asserted claims for allegedly ruining the employee’s reputation and causing mental anguish. No amount has been recorded in connection with this claim as the Company believes that no information suggests that it is probable a liability has been incurred and the amount of loss as a result of this litigation cannot be reasonably estimated.

On January 24, 2007 the Company entered into a contract with an advertising company for advertising services. The contract terms require the Company to pay $95,492 monthly for the advertising agreed upon until the expiration of the contract in May 2007.

NOTE 13 - GEOGRAPHIC INFORMATION

The Company derives its sales from China and from other various countries. Operations in China make up the majority of the Company’s sales, with a very small portion from other various countries. No revenues from external customers attributed to any individual foreign country are material. The following table summarizes sales by geographic location for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006 and 2005:

	March 31,		December 31,
	2007	2006	2006	2005
	(unaudited)	(unaudited)
Sales from China	$4,308,251	$4,442,053	$19,810,207	$10,998,808
Sales from other countries	18,874	30,468	149,764	67,975

NOTE 14 - CONCENTRATIONS

During the year ended December 31, 2006, the Company had concentrations of revenue from two customers totaling 12% and 11%, respectively. During the year ended December 31, 2005, the Company had no such concentrations of customers above 10%.

Above: A machine used for encapsulation of products.

Above: Products from the Company’s cosmetics line.

         400,000 Shares of Common Stock

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.

PROSPECTUS

WestPark Capital, Inc.

June 14, 2007